UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 26, 2011**

FelCor Lodging Limited Partnership
(Exact name of registrant as specified in its charter)

Delaware	**333-39595-01**	**75-2544994**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300 Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

This Current Report updates Items 6,7 and 8 of our Annual Report for the year ended December 31, 2010 (our "2010 10-K") to reflect (i) discontinued operations of three hotels designated as held for sale at June 30, 2011 and three hotels sold in the second quarter of 2011, (ii) subsequent events and (iii) consolidating financial information for additional subsidiary guarantors of our senior notes (which were added when we issued our 6.75% senior notes in May 2011). These updated items are filed herewith as Exhibit 99.1. In all other respects our 2010 10‑K remains unchanged. This current report also includes financial statements for recently acquired subsidiary guarantors of our senior notes, filed herewith as Exhibit 99.2.

Item 9. Financial Statements and Exhibits.

      (a)   Financial statements of business acquired.
              None.

      (b)   Pro forma financial information.
              None.

      (c)   Exhibits.
              The following exhibits are filed in accordance with the provisions of Item 601 of Regulation S-K.

Exhibit Number	Description of Exhibit
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Selected Financial Data; Management's Discussion and Analysis of Financial Condition and Results of Operations; and Financial Statements
99.2	Financial statements for recently acquired subsidiary guarantors to senior notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FELCOR LODGING LIMITED PARTNERSHIP
a Delaware limited partnership

By: FelCor Lodging Trust Incorporated
     Its general partner

Date: August 26, 2011   By: /s/ Lester C. Johnson

                                   Name: Lester C. Johnson
                                   Title: Senior Vice President and Chief Accounting
                                              Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Selected Financial Data; Management's Discussion and Analysis of Financial Condition and Results of Operations; and Financial Statements
99.2	Financial statements for recently acquired subsidiary guarantors to senior notes.

Exhibit 31.1

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

I, Richard A. Smith, certify that:

1. I have reviewed this Annual Report on Form 10-K of FelCor Lodging Limited Partnership;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2011   /s/Richard A. Smith
                                                           _____
                                                           Richard A. Smith
                                                           Chief Executive Officer of FelCor
                                                           Lodging Trust Incorporated, as
                                                           general partner of FelCor Lodging
                                                           Limited Partnership

Exhibit 31.2

Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

I, Andrew J. Welch, certify that:

1. I have reviewed this Annual Report on Form 10-K of FelCor Lodging Limited Partnership;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2011   /s/Andrew J. Welch
                                             ———————————————————————
                                             Andrew J. Welch
                                             Chief Financial Officer of FelCor Lodging Trust Incorporated, as
                                             general partner of FelCor Lodging Limited Partnership

Exhibit 32

Section 906 Certification

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to
18 U.S.C. § 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. § 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of FelCor Lodging Trust Incorporated as general partner of FelCor Lodging Limited Partnership (the "Company") hereby certify, to such officers' knowledge, that:

(i)   the accompanying Annual Report on Form 10-K of the Company for the year ended December 31, 2010 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended;

and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 26, 2011

/s/Richard A. Smith
_____
Richard A. Smith
Chief Executive Officer of FelCor Lodging Trust Incorporated,
as general partner of FelCor Lodging Limited Partnership

/s/Andrew J. Welch
_____
Andrew J. Welch
Chief Financial Officer of FelCor Lodging Trust Incorporated,
as general partner of FelCor Lodging Limited Partnership

Exhibit 99.1

Item 6. Selected Financial Data

The following tables set forth selected financial data for us that have been derived from our audited consolidated financial statements and the notes thereto. This data should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and our audited consolidated financial statements and notes thereto, appearing elsewhere in this Annual Report.

SELECTED FINANCIAL DATA
(in millions, except per unit data)

	Year Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Statement of Operations Data:[a]					
Total revenues	$ 884	$ 831	$ 1,003	$ 890	$ 862
Income (loss) from continuing operations[b]	(181)	(96)	(41)	53	3
Diluted earnings per unit:					
Income (loss) from continuing operations	$ (2.70)	$ (2.12)	$ (1.30)	$ 0.23	$ (0.55)
Other Data:					
Cash distributions declared per common unit[c]	$ —	$ —	$ 0.85	$ 1.20	$ 0.80
Adjusted FFO per unit[d]	$ (0.09)	$ 0.39	$ 1.99	$ 2.17	$ 1.98
Adjusted EBITDA[d]	188	179	276	285	291
Cash flows provided by operating activities	59	73	153	137	148
Balance Sheet Data (at end of period):					
Total assets	$ 2,359	$ 2,626	$ 2,512	$ 2,684	$ 2,583
Total debt, net of discount	1,548	1,773	1,552	1,476	1,369
Redeemable units at redemption value	2	1	1	21	30

(a) All years presented have been adjusted to reflect hotels no longer owned as discontinued operations.

(b) Included in income (loss) from continuing operations are the following amounts (in millions):

| | Year Ended December 31, | | | | | | | | |
	2010		2009		2008		2007		2006
Impairment loss	$	(115)	$	—	$	(38)	$	—	$	—
Impairment loss on unconsolidated hotels		—		(2)		(13)		—		—
Hurricane loss		—		—		(1)		—		—
Conversion costs		—		—		(1)		—		—
Severance costs		—		(1)		(1)		—		—
Debt extinguishment		44		(2)		—		—		(15)
Gain (loss) on sale of assets		—		1		—		—		—
Gain on sale of condominiums		—		—		—		19		—
Gain on involuntary conversion		—		—		3		—		—

(c) We suspended payment of our common distributions in December 2008 and our preferred distributions in March 2009 in light of the deepening recession and dysfunctional capital markets, and the attendant impact on our industry and us. In January 2011, we reinstated our current quarterly preferred distributions and paid current quarterly preferred distributions totaling $9.7 million. FelCor's Board of Directors will determine the amount of future common and preferred distributions for each quarter, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as FelCor's minimum REIT distribution requirements. Unpaid preferred distributions must be paid in full prior to payment of any common distributions.

(d) A more detailed description and computation of Adjusted FFO per unit and Adjusted EBITDA is contained in the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Following the end of the recent recession, business and leisure travel increased as the U.S. economy strengthened and consumer confidence and spending improved. At the same time, new hotel construction activity slowed substantially in 2010 to levels not seen since the early 1990s. Improved demand, combined with the slowdown in lodging supply growth, is driving a demand-driven industry recovery. Our hotels began seeing improved occupancy in late 2009, which continued throughout 2010. Occupancy at our hotels improved 6.0% in 2010, compared to 2009.

Following improved demand, as a recovery continues, the industry usually experiences improved pricing power. As lodging demand continued to improve in 2010, our hotels began remixing our customers to obtain higher average daily rates, or ADR. We started seeing sustained ADR improvement late in the second quarter of 2010, and this trend continued through the third and fourth quarters. In the fourth quarter 2010, our ADR improved 1.4%, and for the year we limited the decline to 1.5%, compared to 2009.

Our Consolidated Hotels' occupancy and ADR growth during 2010 drove three quarters of improved revenue per available room, or RevPAR in 2010. Our RevPAR improved 4.5% in 2010, compared to 2009.

As our ADR continues improving, Hotel EBITDA margin and operating cash flow continue to grow. In 2010, our Consolidated hotels improved Hotel EBITDA margin by 12 basis points compared to 2009.

In 2010, we undertook several critical steps as a part of our long-term strategic plan:

- In June 2010, FelCor completed a public offering of 31,625,000 shares of its common stock at $5.50 per share. The net proceeds from the offering, after underwriting discounts and commissions, were approximately $166 million. FelCor contributed the net proceeds from this offering to us in exchange for a like number of units. We used these proceeds, together with cash on hand, were used to repay $177 million of secured debt for $130 million, representing a 27% discount, and for our $98.5 million acquisition of the Fairmont Copley Plaza in Boston.
- In May 2010, we obtained a new $212 million loan, secured by nine hotels, that matures in 2015. This loan bears interest at LIBOR (subject to a 3.0% floor) plus 5.1%. The proceeds were used to repay $210 million in loans that were secured by 11 hotels and scheduled to mature in May 2010. The terms and interest rate of this financing are significantly more favorable than the refinanced debt, and we unencumbered two previously mortgaged hotels in the process.
- Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service and we determined the hotels' fair values to be less than the loan amounts. We stopped funding the shortfalls in December 2009. We were unable to negotiate an acceptable debt modification or reduction that favored our unitholders, and we transferred these hotels to the lenders in full satisfaction of the related debt.
- Selling underperforming and non-strategic hotels creates capacity, allows us to reduce concentration risk, reduce leverage, invest in higher yielding redevelopment opportunities at remaining hotels and/or acquire hotels in our target markets. In addition, selling non-strategic hotels reduces our future capital expenditure requirements and enables management to focus on "core" long-term investments. As part of our long-term strategic plan to enhance unitholder value and achieve or exceed targeted returns on invested capital, we sell and acquire hotels to improve our overall portfolio quality, enhance diversification and improve growth rates. In that regard, we reviewed each hotel in our portfolio in terms of projected performance, future capital expenditure requirements and market dynamics and concentration risk. Based on this analysis, we developed a plan to sell our interests in 35 hotels (29 of which we consolidate the real estate interest and six of which are owned by unconsolidated joint ventures) that no longer meet our investment criteria. As a consequence, the hold periods for the hotels

we consolidate were shortened, and we were required to test those assets for impairment as they were approved to be marketed for sale. We recorded a $152.7 million impairment charge in 2010 related to 16 of these hotels. We will bring these hotels to market at the appropriate time and will only sell hotels when we receive satisfactory pricing.

In January 2011, we reinstated our current quarterly preferred distribution and paid current quarterly preferred distributions of $9.7 million. We cannot pay any common distributions unless and until all accrued and current preferred distributions are paid. FelCor's Board of Directors will determine whether and when to declare future distributions (including the accrued but unpaid preferred distributions) based upon various factors, including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as FelCor's minimum REIT distribution requirements.

Financial Comparison (in millions, except RevPAR, Hotel EBITDA margin and percentage change)

| | Year Ended December 31, | | | | |
	2010	2009	% Change 2010-2009	2008	% Change 2009-2008
RevPAR	$ 86.39	$ 82.70	4.5 %	$ 99.94	(17.3)%
Hotel EBITDA[(a)]	207	197	5.1 %	284	(30.6)%
Hotel EBITDA margin[(a)]	23.9%	23.8%	0.4 %	28.4%	(16.2)%
Loss from continuing operations[(b)]	(181)	(96)	(88.5)%	(41)	(134.1)%

   (a)   Hotel EBITDA and Hotel EBITDA margin are non-GAAP financial measures. A discussion of the use, limitations and importance of these non-GAAP financial measures and detailed reconciliations to the most comparable GAAP measure are found elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations under the section "Non-GAAP Financial Measures."

   (b)   The following amounts are included in loss from continuing operations (in millions):

| | Year Ended December 31, | | |
	2010	2009	2008
Impairment loss	$ (115)	$ —	$ (38)
Impairment loss on unconsolidated hotels	—	(2)	(13)
Hurricane loss	—	—	(1)
Conversion costs	—	—	(1)
Severance costs	—	(1)	(1)
Debt extinguishment	44	(2)	—
Gain (loss) on sale of assets	—	1	—
Gain on involuntary conversion	—	—	3

Results of Operations

Comparison of the Years Ended December 31, 2010 and 2009

For the year ended December 31, 2010, we recorded a $262.6 million net loss attributable to common unitholders compared to a $147.5 million loss in 2009. Our 2010 loss included $173.7 million of impairment charges ($115.3 million in continuing operations and $58.4 million in discontinued operations) partially offset by $59.4 million of gains from extinguishment of debt ($44.3 million in continuing operations and $15.1 million in discontinued operations), and a $20.5 million gain related to the sale of our equity interest in an unconsolidated joint venture (included in equity in income from unconsolidated entities). Our 2009 loss included a $3.4 million impairment charge and a $910,000 gain from disposition (both in discontinued operations), as well as a $1.7 million loss from debt extinguishment in continuing operations.

In 2010:

- *Total revenue* was $883.9 million, a 6.4% increase compared to 2009. The increase in revenue is attributed principally to a 4.5% increase in same-store RevPAR, which was driven by a 6.0% increase in occupancy partially offset by a 1.5% decrease in ADR. The Fairmont Copley Plaza, which we acquired in August 2010, contributed $16.8 million.

- *Hotel departmental expenses* increased $22.2 million (7.5%) compared to 2009, reflecting improved occupancy and $7.8 million of expenses at the Fairmont Copley Plaza. As a percentage of total revenue, hotel departmental expenses increased from 35.8% to 36.1% compared to 2009. Cost reductions implemented during 2009 continued to provide savings throughout 2010, which helped us achieve a reduction in 2010 per occupied room costs compared to 2009. However, decreases in revenue per occupied room (predominately from lower ADR) more than offset the cost reductions. Typically in a lodging recovery occupancy recovers sooner than ADR, so operating expenses increase without the benefit of an increase in ADR.

- *Other property related costs* increased $15.4 million, reflecting improved occupancy and $3.9 million of costs from the hotel acquired in August 2010. As a percentage of total revenue, other property related costs remained essentially unchanged, compared to 2009.

- *Management and franchise fees* increased $1.6 million, compared to 2009, due to higher revenues (which serve as the basis for determining such fees) and $505,000 of such fees at the Fairmont Copley Plaza. As a percent of total revenue, management and franchise fees remained essentially unchanged, compared to 2009.

- *Taxes, insurance and lease expenses* increased $3.3 million compared to 2009. The Fairmont Copley Plaza added $1.2 million of taxes, insurance and lease expense in 2010, and same-store hotels increased slightly, compared to 2009. As a percentage of total revenue, taxes, insurance and lease expense improved from 10.3% in 2009 to 10.1%. Favorable resolution of property tax appeals in 2010 and changes in franchise tax filing status combined to partially offset increases in percentage rent expenses.

- *Corporate expenses* increased $6.5 million and increased as a percentage of total revenue from 2.9% to 3.5%. This increase primarily reflects a temporary change in our long-term compensation program and increased corporate bonus accruals. Because of the impact of the recession on the trading price of FelCor's common stock, FelCor's Board of Directors determined that issuing restricted stock at exceptionally low trading prices would be unduly dilutive to its stockholders. In lieu of issuing restricted stock, restricted cash with which grantees could (and did) purchase stock, was granted. Because those grants were subject to payroll tax withholding, amounts withheld were recognized as an expense in the first quarter of 2010, rather than expensed over the normal three-year vesting period. The increase in bonus expense is attributed to a higher bonus earned, based on the actual performance and the structure of our incentive compensation plan, compared to 2009.

- *Depreciation and amortization expense* increased $2.1 million, compared to 2009, primarily attributable to depreciation of $38.9 million and $75.9 million on consolidated hotel capital assets placed in service in 2010 and 2009, respectively.

- *Impairment charge.* We recorded a $115.3 million impairment loss (in continuing operations) in 2010 when we decided to sell our interest in 29 hotels (we consolidate the related real estate) and shortened the hold period. Sixteen of these hotels were impaired in light of the reduced estimated hold periods (12 of which are in continuing operations).

- *Net interest expense* increased $39.9 million compared to 2009, largely attributable to our Senior Notes, which were issued in October 2009. These notes bear interest at a higher rate than the notes they refinanced.

- *Debt extinguishment.* We repaid $177 million of secured debt for $130 million and recorded a corresponding $46.1 million gain on extinguishment of debt. This gain was partially offset by losses from retirement of $40.3 million of our senior notes due June 2011. In 2009, we retired $428 million of senior notes maturing in 2011 and terminated our line of credit. We incurred a $1.7 million charge associated with these transactions.

- *Equity in income of unconsolidated entities* was $16.9 million compared to a $4.8 million loss in 2009. In 2010, we had $20.5 million gain from the sale of our interest in an unconsolidated entity (which owned the Sheraton Premier hotel in Tysons Corner, Virginia).

- *Discontinued operations* primarily reflects a $37.3 million impairment charge related to four hotels placed in discontinued operations in 2011, and with regard to two hotels transferred to lenders in 2010 in full satisfaction of the related debt, a $21.1 million impairment charge and a $15.2 million gain from debt extinguishment. Discontinued operations in 2009 primarily consisted of: (i) a $1.8 million adjustment to gains on sale (resulting from a change in the federal tax law that allowed recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007); (ii) the following items related to two hotels sold in December 2009: a $3.4 million impairment loss and a $911,000 loss on sale (primarily related to selling costs), and (iii) $10.7 million of 2009 operating losses and interest expense related to hotels placed in discontinued operations in 2009, 2010 and during the first six months of 2011.

Comparison of the Years Ended December 31, 2009 and 2008

For the year ended December 31, 2009, we recorded a $147.5 million net loss attributable to common unitholders compared to a $160.4 million net loss in 2008. Our 2009 loss included $5.5 million of impairment charges ($3.4 million in discontinued operations and $2.1 million in equity in income of unconsolidated subsidiaries) and a $910,000 gain from disposition (in discontinued operations). In 2009, we also recorded losses from debt extinguishment in continuing operations ($1.7 million). Our 2008 loss included a $120.6 million impairment charge ($38.5 million in continuing operations, $69.4 million in discontinued operations and $12.7 million related to equity method investments), $11.1 million in accrued liquidated damages (in discontinued operations), and hurricane-related expenses of $1.7 million ($934,000 in continuing operations and $734,000 in discontinued operations). These 2008 charges were partially offset by a $3.1 million gain in continuing operations related to involuntary conversions (associated with the final settlement of 2005 hurricane claims), as well as a $1.2 million adjustment to gains in discontinued operations (associated with 2007 hotel sales).

In 2009:

- *Total revenue* was $830.6 million, a 17.2% decrease compared to 2008. The decrease in revenue is attributed principally to a 17.3% decrease in RevPAR, which was driven by a 6.9% decrease in occupancy and an 11.1% decrease in ADR.

- *Hotel departmental expenses* decreased $41.0 million (12.1%), compared to 2008. This expense reduction reflects: (i) the 6.9% decrease in occupancy; (ii) a $22.2 million decrease in labor costs, which included permanent reductions in hotel employees; (iii) reduced non-critical room expenses, such as guest transportation, in-room amenities, bath linen quantities, and newspaper service; and (iv) menu modifications and reduced food costs in banquet and restaurant outlets. As a percentage of total revenue, hotel departmental expenses increased from 33.7% to 35.8% compared to 2008. While we made significant reductions in our departmental expenses, they were not sufficient to completely offset the decrease in revenue.

- *Other property related costs* decreased $31.8 million (11.9%), compared to 2008. The expense reduction consisted of: (i) a $10.9 million decrease in labor costs; (ii) a $9.0 million decrease in marketing assessments, credit card commissions and frequent guest expense (all of which reflect the decrease in revenue); (iii) a $2.9 million decrease in repairs and maintenance, partially attributed to our recently completed renovation program; (iv) reductions in other non-critical expenses; and (v) improved energy efficiency. As a percentage of total revenue, other property related costs increased from 26.6% to 28.3% compared to 2008. While we made significant reductions in our other property related costs, they were not sufficient to completely offset the decrease in revenue.

- *Management and franchise fees* decreased $11.7 million compared to 2008, reflecting the decrease in revenue. As a percent of total revenue, franchise fees and base management fees remained essentially unchanged from 2008 to 2009 (these fees are based on a percentage of revenue). Incentive management fees, which are based on the profitability of the hotels, decreased $4.0 million.

- *Taxes, insurance and lease expenses* decreased $13.2 million compared to 2008. This decrease relates primarily to: (i) a $12.1 million decrease in hotel percentage lease expense, attributed to decreased revenue at our consolidated hotel lessees; (ii) a $1.0 million decrease in property and general liability insurance, attributed to improved insurance rates and liability claims experience; and (iii) a $2.0 million decrease in land leases, attributed to decreases in percentage rent based on revenue. This was partially offset by a $1.9 million increase in real estate and other taxes, largely attributed to favorable resolutions of property tax appeals in 2008. As a percentage of total revenue, taxes, insurance and lease expense increased from 9.9% in 2008 to 10.3%.

- *Corporate expenses* increased $3.5 million compared to 2008. The increase in corporate expenses is attributed to bonuses awarded in recognition of the accomplishment of corporate goals including: successful restructuring of our debt in the face of the dysfunctional debt market and ongoing recession in 2009 and our portfolio's relative performance, compared to our peers, from our efforts to improve market share and limit the effect of reduced revenue on Hotel EBITDA.

- *Depreciation and amortization expense* increased $9.8 million, compared to 2008, primarily attributable to depreciation of $75.9 million and $142.9 million of consolidated hotel capital assets placed in service in 2009 and 2008, respectively.

- *Impairment charge*. Because of triggering events in 2008 related to changes in the capital markets, dropping travel demand and the combined effect on FelCor's stock price, we tested all of our hotels to determine if further assessment for potential impairment was required. We had one hotel with a short-term ground lease fail this test. We determined that the book value of this hotel was not fully recoverable, and as such, recorded a $38.5 million impairment charge.

- *Net interest expense* increased $8.4 million compared to 2008. This increase is primarily attributable to the issuance of our Senior Notes, which were issued in October 2009.

- *Debt extinguishment*. In 2009, we retired $428 million of senior notes due June 2011 and terminated our line of credit. We incurred a $1.7 million charge associated with these transactions.

- *Equity in loss of unconsolidated entities* was $4.8 million compared to a $10.9 million loss in 2008. We recorded $2.1 million and $12.7 million of impairment charges on our equity method investments in 2009 and 2008, respectively. The remainder of the change is attributed to current year operating losses from decreased revenue at our unconsolidated hotels.

- *Discontinued operations* primarily consisted of: (i) a $1.8 million adjustment to gains on sale (resulting from a change in the federal tax law that allowed recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007); (ii) the following items related to two hotels sold in December 2009: a $3.4 million impairment loss, a $911,000 loss on sale (primarily related to selling costs), and (iii) $10.7 million of 2009 operating losses and interest expense related to hotels placed in discontinued operations in 2009, 2010, and during the first six months of 2011. Discontinued operations in 2008 primarily consisted of: (i) a $1.2 million adjustment to gain on sales from revision of the tax liability associated with gains from hotel sales in 2006 and 2007; (ii) the following items related to six hotels sold in May and July 2011 and two hotels sold in December 2009: a $69.5 million impairment loss, an $11.1 million liquidated damage charge and $734,000 of hurricane losses; and (iii) $10.2 million of 2008 operating losses and interest expense related to hotels placed in discontinued operations in 2009, 2010, and during the first six months of 2011.

Non-GAAP Financial Measures

We refer in this Annual Report to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles, or GAAP. The following tables reconcile these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and of the limitations upon such measures.

The following tables detail our computation of FFO and Adjusted FFO (in thousands, except for per unit data):

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per unit data)

| | Year Ended December 31, | | | | | | | | |
| | 2010 | | | 2009 | | | 2008 | | |
	Dollars	Units	Per Unit Amount	Dollars	Units	Per Unit Amount	Dollars	Units	Per Unit Amount
Net loss	$(225,837)			$(109,091)			$(120,487)		
Noncontrolling interests	1,915			297			(1,191)		
Preferred distributions	(38,713)			(38,713)			(38,713)		
Net loss attributable to FelCor LP common unitholders	(262,635)			(147,507)			(160,391)		
Less: Dividends declared on FelCor's unvested restricted stock	—			—			(1,041)		
Numerator for basic and diluted loss attributable to common unitholders	(262,635)	80,905	(3.25)	(147,507)	63,410	(2.33)	(161,432)	63,178	(2.56)
Depreciation and amortization	136,931	—	1.69	134,860	—	2.13	125,077	—	1.98
Depreciation, discontinued operations and unconsolidated entities	25,295	—	0.32	29,789	—	0.46	30,754	—	0.49
Gain on involuntary conversion	—	—	—	—	—	—	(3,095)	—	(0.05)
Gain on sale of hotels	—	—	—	(910)	—	(0.01)	(1,193)	—	(0.02)
Gain on sale of unconsolidated entities	(21,103)	—	(0.26)	—	—	—	—	—	—
Dividends declared on FelCor's unvested restricted stock	—	—	—	—	—	—	1,041	—	0.02
FelCor's unvested restricted stock	—	—	—	—	331	—	—	—	—
FFO	(121,512)	80,905	(1.50)	16,232	63,741	0.25	(8,848)	63,178	(0.14)
Impairment loss	115,273	—	1.43	—	—	—	38,455	—	0.61
Impairment loss, discontinued operations and unconsolidated entities	57,703	—	0.71	5,516	—	0.08	82,204	—	1.30
Acquisition costs	449	—	0.01	—	—	—	—	—	—
Extinguishment of debt	(59,465)	—	(0.74)	1,721	—	0.03	—	—	—
Hurricane loss	—	—	—	—	—	—	934	—	0.01
Hurricane loss, discontinued operations and unconsolidated entities	—	—	—	—	—	—	785	—	0.01
Conversion costs	—	—	—	447	—	0.01	507	—	0.01
Severance costs	—	—	—	612	—	0.01	850	—	0.01
Liquidated damages, discontinued operations	—	—	—	—	—	—	11,060	—	0.18
Lease termination costs	—	—	—	469	—	0.01	—	—	—
FelCor's unvested restricted stock	—	—	—	—	—	—	—	98	—
Adjusted FFO	$ (7,552)	80,905	$ (0.09)	$ 24,997	63,741	$ 0.39	$ 125,947	63,276	$ 1.99

Reconciliation of Net Income to FFO and Adjusted FFO
(in thousands, except per unit data)

| | Year Ended December 31, | | | | | |
| | 2007 | | | 2006 | | |
	Dollars	Units	Per Unit Amount	Dollars	Units	Per Unit Amount
Net income	$ 89,824			$ 50,256		
Noncontrolling interests	309			1,068		
Preferred distributions	(38,713)			(38,713)		
Net income attributable to FelCor LP common unitholders	51,420			12,611		
Less: Dividends declared on FelCor's unvested restricted stock	(1,011)			(612)		
Numerator for basic and diluted loss attributable to common unitholders	50,409	62,954	0.80	11,999	62,598	0.19
Depreciation and amortization	95,770	—	1.52	81,728	—	1.30
Depreciation, discontinued operations and unconsolidated entities	27,052	—	0.43	39,762	—	0.64
Gain on sale of hotels	(27,330)	—	(0.43)	(40,650)	—	(0.65)
Gain on sale of unconsolidated entities	(10,993)	—	(0.18)	—	—	—
Dividends declared on FelCor's unvested restricted stock	1,011	—	0.02	612	—	0.01
FelCor's unvested restricted stock	—	297	(0.01)	—	327	—
FFO	135,919	63,251	2.15	93,451	62,925	1.49
Impairment loss, discontinued operations and unconsolidated entities	—	—	—	15,547	—	0.24
Extinguishment of debt	811	—	0.01	17,472	—	0.28
Conversion costs	491	—	0.01	—	—	—
Abandoned projects	22	—	—	112	—	—
Gain on swap termination	—	—	—	(1,715)	—	(0.03)
Adjusted FFO	$137,243	63,251	$ 2.17	$124,867	62,925	$ 1.98

The following table details our computation of EBITDA, Adjusted EBITDA, and Hotel EBITDA (in thousands):

Reconciliation of Net Income (Loss) to EBITDA, Adjusted EBITDA, and Hotel EBITDA
(in thousands)

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Net income (loss)	$ (225,837)	$ (109,091)	$ (120,487)	$ 89,824	$ 50,256
Depreciation and amortization	136,931	134,860	125,077	95,770	81,728
Depreciation, discontinued operations and unconsolidated entities	25,295	29,789	30,754	27,052	39,762
Interest expense	139,853	100,260	92,746	89,654	106,942
Interest expense, discontinued operations and unconsolidated entities	9,656	9,801	13,902	15,262	15,624
Amortization of stock compensation	7,445	5,165	4,451	4,255	5,080
Noncontrolling interests	1,915	297	(1,191)	309	1,068
EBITDA	95,258	171,081	145,252	322,126	300,460
Impairment loss	115,273	—	38,455	—	—
Impairment loss, discontinued operations and unconsolidated entities	57,703	5,516	82,204	—	15,547
Hurricane loss	—	—	934	—	
Hurricane loss, discontinued operations and unconsolidated entities	—	—	785	—	—
Extinguishment of debt	(59,465)	1,721	—	811	17,472
Conversion costs	—	447	507	491	—
Acquisition costs	449	—	—	—	—
Severance costs	—	612	850	—	—
Liquidated damages, discontinued operations	—	—	11,060	—	—
Lease termination costs	—	469	—	—	—
Abandoned projects	—	—	—	22	112
Gain on swap termination	—	—	—	—	(1,715)
Gain on sale of hotels	—	(910)	(1,193)	(27,330)	(40,650)
Gain on involuntary conversion	—	—	(3,095)	—	—
Gain on sale of unconsolidated entities	(21,103)	—	—	(10,993)	—
Adjusted EBITDA	188,115	178,936	275,759	285,127	291,226
Other revenue	(3,174)	(2,843)	(2,921)	(3,029)	(24)
Adjusted EBITDA from acquired hotels	(3,416)	—	—	14,400	13,147
Equity in income from unconsolidated subsidiaries (excluding interest, depreciation and impairment expense)	(16,283)	(14,829)	(21,144)	(24,309)	(26,351)
Noncontrolling interests (excluding interest, depreciation and severance)	2,150	2,305	3,648	311	(357)
Consolidated hotel lease expense	36,327	34,187	46,264	51,197	50,682
Unconsolidated taxes, insurance and lease expense	(6,630)	(7,092)	(7,093)	(6,327)	(5,380)
Interest income	(360)	(686)	(1,536)	(6,270)	(3,875)
Other expenses (excluding conversion costs, severance costs and lease termination costs)	2,831	2,566	3,417	2,312	—
Corporate expenses (excluding amortization expense of stock compensation)	23,302	19,051	16,247	16,463	18,228
Gain on sale of asset	—	(723)	—	—	92
Gain on sale of condominiums	—	—	—	(18,622)	—
Adjusted EBITDA from disposed hotels	(16,351)	(13,979)	(28,656)	(38,448)	(65,954)
Hotel EBITDA	$ 206,511	$ 196,893	$ 283,985	$ 272,805	$ 271,434

The following tables detail our computation of Hotel EBITDA, Hotel EBITDA margin, hotel operating expenses and the reconciliation of total operating expenses to hotel operating expenses with respect to 74 of our Consolidated Hotels (excludes the Fairmont Copley Plaza acquired in August 2010) at the dates presented.

Hotel EBITDA and Hotel EBITDA Margin

(dollars in thousands)

	Year Ended December 31,		
	2010	**2009**	**2008**
Total revenue	$ 883,868	$ 830,591	$ 1,003,324
Other revenue	(3,174)	(2,843)	(2,921)
Hotel operating revenue	880,694	827,748	1,000,403
Acquired hotel revenue[(a)]	(16,839)	—	—
Same-store hotel operating revenue	863,855	827,748	1,000,403
Same-store hotel operating expenses	(657,344)	(630,855)	(716,418)
Hotel EBITDA	$ 206,511	$ 196,893	$ 283,985
Hotel EBITDA margin[(b)]	23.9%	23.8%	28.4%

    (a)   We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

    (b)   Hotel EBITDA as a percentage of same-store hotel operating revenue.

Reconciliation of Total Operating Expenses to Hotel Operating Expenses

(dollars in thousands)

	Year Ended December 31,		
	2010	**2009**	**2008**
Total operating expenses	$ 986,695	$ 821,051	$ 945,551
Unconsolidated taxes, insurance and lease expense	6,630	7,092	7,093
Consolidated hotel lease expense	(36,327)	(34,187)	(46,264)
Corporate expenses	(30,747)	(24,216)	(20,698)
Depreciation and amortization	(136,931)	(134,860)	(125,077)
Impairment loss	(115,273)	—	(38,455)
Other expenses	(3,280)	(4,025)	(5,732)
Acquired hotel expenses[(a)]	(13,423)	—	—
Hotel operating expenses	$ 657,344	$ 630,855	$ 716,418

    (a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

The following table reconciles the ratio of operating income (loss) to total revenue to Hotel EBITDA margin.

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Year Ended December 31,		
	2010	**2009**	**2008**
Ratio of operating income (loss) to total revenues	(11.6)%	1.2%	5.8%
Other revenue	(0.4)	(0.2)	(0.3)
Acquired hotel revenue[(a)]	(2.0)	—	—
Unconsolidated taxes, insurance and lease expense	(0.8)	(0.9)	(0.7)
Consolidated hotel lease expense	4.2	4.1	4.6
Other expenses	0.4	0.5	0.6
Corporate expenses	3.5	2.9	2.1
Depreciation and amortization	15.8	16.2	12.5
Impairment loss	13.3	—	3.8
Acquired hotel expenses[(a)]	1.5	—	—
Hotel EBITDA margin	23.9 %	23.8%	28.4%

(a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* - We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis and exclude the historical results of operations from the Fairmont Copley Plaza acquired in August 2010.

Use and Limitations of Non-GAAP Measures

FelCor's management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. FelCor's management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure.

Liquidity and Capital Resources

Operating Activities

During the year ended December 31, 2010, we generated $58.8 million of cash provided by operating activities, (primarily from hotel operations) a $14.1 million decline, compared to 2009. This decline primarily reflects an increase in interest paid. At December 31, 2010, we had $201.0 million of cash, including approximately $41.6 million held under management agreements to meet working capital needs.

Travel demand began to improve in late 2009 following the deep recession, which resulted in improved occupancy through 2010. We began experiencing sustained improvement in ADR in the third and fourth quarters as we re-mixed our customer mix. We expect continued growth in ADR and RevPAR in 2011. We expect our 2011 RevPAR will increase from 6 to 8% compared to 2010, which assumes continued occupancy and ADR growth. We expect $64 to $76 million of 2011 cash from operating activities.

We are subject to increases in hotel operating expenses, including wage and benefit costs, repair and maintenance expenses, utilities and insurance expenses that can fluctuate disproportionately to revenues. Some of these operating expenses are difficult to predict and control, which lends volatility to our operating results. We have implemented extensive cost containment initiatives at our hotels, including reducing headcount and improving productivity and energy efficiency. If RevPAR decreases, or fails to grow in line with or better than occupancy, and/or Hotel EBITDA margins shrink, our operations, earnings and/or cash flow could be materially adversely affected.

Investing Activities

During the year ended December 31, 2010, cash used in investing activities increased $72.5 million, compared to 2009, due primarily to our $98.5 million purchase of the Fairmont Copley Plaza, which was partially offset by lower spending on hotel capital expenditures. We made extensive capital investments in our hotels from 2006 to 2008, as a part of a comprehensive renovation program. As a result, we were able to limit capital spending significantly in 2009 and 2010. In 2010, we completed approximately $38.9 million of capital improvements at our hotels. We also repaid our share of a joint venture's mortgage debt for $23 million and subsequently sold our interest in the venture receiving $42.3 million. As part of our long-term capital plan, we anticipate renovating between six and eight core hotels each year. In 2011, we will start renovations at six hotels, in addition to a redevelopment project at the Fairmont Copley Plaza that will refresh the property and implement various value-enhancing initiatives. We expect to spend approximately $45 million in non-discretionary capital and $35 to $40 million in discretionary renovation and redevelopment capital in 2011 (including more than $20 million at the Fairmont Copley Plaza), which payments will be funded from operating cash flow and cash on hand.

Financing Activities

For the year ended December 31, 2010, cash provided by financing activities decreased by $188.1 million compared to 2009, due primarily to 2009 borrowings (our since-terminated line of credit and our new Senior Notes not used to retire debt) and the 2010 payment of $130 million to retire $177 million of debt, this was partially offset by proceeds from FelCor's June 2010 public common stock offering. We expect to pay approximately $12 million in normally occurring principal payments, $46 million to retire maturing senior notes and $39 million in preferred dividends in 2011, which payments will be funded from operating cash flow and cash on hand. We expect to refinance or extend the remaining debt maturing in 2011.

In January 2011, we reinstated our current quarterly preferred distributions and paid current quarterly preferred distributions of $9.7 million. We cannot pay any common distributions unless and until all accrued and current preferred distributions are paid. FelCor's Board of Directors will determine whether and when to declare future distributions (including the accrued but unpaid preferred distributions) based upon various factors, including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as FelCor's minimum REIT distribution requirements.

FelCor's Common Stock Offering. In June 2010, FelCor completed a public offering of 31,625,000 shares of its common stock at $5.50 per share. The net proceeds from the offering, after underwriting discounts, were approximately $166 million. FelCor contributed the net proceeds from this offering to us in exchange for a like number of units. We used these proceeds, together with cash on hand, to repay $177 million of secured debt for $130 million and for our $98.5 million acquisition of the Fairmont Copley Plaza.

Secured Debt. At December 31, 2010, we had a total of $1.5 billion of consolidated secured debt with 61 encumbered consolidated hotels (including 14 hotels that are collateral for our senior secured notes) having a $1.6 billion aggregate net book value.

In November 2010, we incurred $29 million of new debt, secured by two hotels. The loan bears interest at LIBOR (subject to a 1% floor) plus 4.25% and is scheduled to mature in November 2011, with a one year extension option that is exercisable subject to certain conditions.

In June 2010, we repaid $177 million of secured debt scheduled to mature in 2012 for $130 million, plus accrued interest, representing a 27% discount to the principal balance. This allowed us to reduce our leverage substantially and unencumbered two hotels.

In May 2010, we obtained a new $212 million loan, secured by nine hotels that matures in 2015. This loan bears interest at LIBOR (subject to a 3% floor) plus 5.1%. The proceeds were used to repay $210 million in loans that were secured by 11 hotels and scheduled to mature in May 2010. The terms and interest rate of this new financing are significantly more favorable than the refinanced debt, and we unencumbered two previously mortgaged hotels in the process. In February 2010, we extended the maturity of a loan secured by one hotel from May 2010 to May 2013.

Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service, and we stopped funding the shortfalls in December 2009. We were unable to negotiate an acceptable debt modification or reduction that favored our unitholders, and we transferred these hotels to the lenders in full satisfaction of the related debt.

Except in the case of our Senior Notes, our mortgage debt is generally recourse solely to the specific hotels securing the debt except in case of fraud, misapplication of funds and certain other limited recourse carve-out provisions, which could extend recourse to us. Much of our secured debt allows us to substitute collateral under certain conditions and is prepayable, subject to various prepayment, yield maintenance or defeasance obligations.

Much of our secured debt includes lock-box arrangements under certain circumstances. We are permitted to spend an amount required to cover our budgeted hotel operating expenses, taxes, debt service, insurance and capital expenditure reserves even if revenues are flowing through a lock-box in cases where a specified debt service coverage ratio is not met. With the exception of one hotel, all of our consolidated loans subject to lock-box provisions currently exceed the applicable minimum debt service coverage ratios.

Senior Notes. Our Senior Notes require that we satisfy total leverage, secured leverage and interest coverage thresholds in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay distributions in excess of the minimum distributions required to meet FelCor's REIT qualification test; (iii) repurchase FelCor's capital stock; or (iv) merge. At December 31, 2010, we exceeded the relevant minimum thresholds. These notes are guaranteed by us, and payment of those obligations is secured by a pledge of FelCor's limited partnership interest in us, a combination of first lien mortgages and related security
interests and/or negative pledges on up to 14 hotels, and pledges of equity interests in certain of our subsidiaries. In connection with issuing our Senior Notes in 2009, we amended the indenture governing our senior notes maturing in 2011 to eliminate substantially all of the restrictive covenants, guarantees, collateral and certain events of default provisions.

In 2010 we retired an additional $40.3 million of our senior notes that mature and will be repaid in June (of which $46.3 million now remain outstanding).

Interest Rate Caps. To fulfill requirements under certain loans, we entered into interest rate cap agreements with aggregate notional amounts of $639.2 million and $427.2 million at December 31, 2010 and 2009, respectively. These interest rate caps were not designated as hedges and had insignificant fair values at both December 31, 2010 and 2009, resulting in no significant net earnings impact.

Consolidated debt consisted of the following (in thousands):

	Encumbered Hotels	Interest Rate (%)	Maturity Date	December 31, 2010	December 31, 2009
Mortgage debt					
Mortgage debt	12 hotels	L + 0.93 [(a)]	November 2011	$ 250,000	$ 250,000
Mortgage debt	9 hotels	L + 5.10 [(b)]	April 2015	212,000	—
Mortgage debt	9 hotels	L + 3.50 [(c)]	August 2011 [(d)]	198,300	200,425
Mortgage debt	7 hotels	9.02	April 2014	113,220	117,422
Mortgage debt [(e)]	5 hotels	6.66	June - August 2014	69,206	70,917
Mortgage debt	2 hotels	L + 4.25	November 2011 [(f)]	29,000	—
Mortgage debt	1 hotel	8.77	May 2013	27,770	27,829
Mortgage debt	1 hotel	5.81	July 2016	11,321	11,741
Mortgage debt	1 hotel	6.15	June 2011	7,800	9,228
Other	—	4.25	May 2011	524	354
Senior notes					
Senior secured notes [(g)]	14 hotels	10.00	October 2014	582,821	572,500
Senior notes	—	9.00	June 2011	46,347	86,604
Retired debt	—	—	—	—	426,294
Total	61 hotels			$ 1,548,309	$ 1,773,314

(a) We purchased an interest rate cap that caps LIBOR at 7.8% and expires November 2011 for a $250 million notional amount.
(b) LIBOR for this loan is subject to a 3% floor. We purchased an interest rate cap that caps LIBOR at 5.0% and expires May 2012 for a $212 million notional amount.
(c) LIBOR for this loan is subject to a 2% floor.
(d) This loan can be extended for as many as two years (to 2013), subject to satisfying certain conditions.
(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.
(f) This loan can be extended for one year, subject to satisfying certain conditions.
(g) These notes have $636 million in aggregate principal outstanding and were sold at a discount that provides a 12.875% yield to maturity before transaction costs.

Contractual Obligations

We have obligations and commitments to make certain future payments under debt agreements and various contracts. The following schedule details these obligations at December 31, 2010 (in thousands):

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt[a]	$1,986,851	$ 650,450 [b]	$ 234,071	$1,093,261	$ 9,069
Operating leases	343,424	26,992	30,132	11,687	274,613
Purchase obligations	62,627	62,627	—	—	—
IHG liquidated damages[c]	8,526	8,526	—	—	—
Total contractual obligations	$2,401,428	$ 748,595	$ 264,203	$1,104,948	$ 283,682

(a) Our long-term debt consists of both secured and unsecured debt and includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2010.
(b) Included in this number is debt of $198.3 million that can be extended for as many as two years (to 2013), and $29.0 million that can be extended to 2012, both subject to satisfying certain conditions.
(c) These liquidated damages were paid in January 2011.

Off-Balance Sheet Arrangements

At December 31, 2010, we had unconsolidated 50% investments in ventures that own an aggregate of 13 hotels (referred to as hotel joint ventures). We own more than 50% of the operating lessees operating 12 of these hotels and one hotel is operated without a lease. We also owned a 50% interest in entities that provide condominium management services and develop condominiums in Myrtle Beach, South Carolina. None of FelCor's directors, officers or employees owns any interest in any of these joint ventures or entities. The hotel joint ventures had $154.6 million of non-recourse mortgage debt relating to these 13 hotels, of which our pro rata portion was $77.3 million, none of which is reflected as a liability on our consolidated balance sheet. Our liabilities with regard to non-recourse debt and the liabilities of our subsidiaries that are members or partners in joint ventures are generally limited to guarantees of the borrowing entity's obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the venture and other typical exceptions from the non-recourse provisions in the mortgages, such as for environmental liabilities.

We have recorded equity in income (loss) of unconsolidated entities of $16.9 million (includes $21.1 million of gains from sale); $(4.8 million); and $(10.9 million) (includes $12.7 million of impairment losses) for the years ended December 31, 2010, 2009 and 2008, respectively, and received distributions of $48.3 million (of which $2.2 million was provided from operations), $9.0 million (of which $2.8 million was provided from operations), and $27.8 million (of which $3.0 million was provided from operations), for the years 2010, 2009 and 2008, respectively. The principal source of income for our hotel joint ventures is percentage lease revenue from their operating lessees.

Capital expenditures on the hotels owned by our hotel joint ventures are generally funded from the income from operations of these ventures. However, if a venture has insufficient cash flow to meet operating expenses or make necessary capital improvements, the venture may make a capital call upon the venture members or partners to fund such necessary improvements. It is possible that, in the event of a capital call, the other joint venture member or partner may be unwilling or unable to make the necessary capital contributions. Under such circumstances, we may elect to make the other party's contribution as a loan to the venture or as an additional capital contribution by us. Under certain circumstances, a capital contribution by us may increase our equity investment to greater than 50% and may require that we consolidate the venture, including all of its assets and liabilities, into our consolidated financial statements.

With respect to those ventures that are partnerships, the hotels owned by these ventures could perform below expectations and result in the insolvency of the ventures and the acceleration of their debts, unless the members or partners provide additional capital. In some ventures, the members or partners may be required to make additional capital contributions or have their interest in the venture be reduced or offset for the benefit of any party making the required investment on their behalf. We may be faced with the choice of losing our investment in a venture or investing additional capital under circumstances that do not assure a return on that investment.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, require us to reduce room rates in the near term and may limit our ability to raise room rates in the future. We are also subject to the risk that inflation will cause increases in hotel operating expenses disproportionately to revenues.

Seasonality

The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may utilize cash on hand or borrowings to satisfy our obligations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to bad debts, the carrying value of investments in hotels, litigation, and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- We record an impairment charge when we believe that an investment in one or more of our hotels held for investment has been impaired, such that future undiscounted cash flows would not recover the book basis, or net book value, of the investment. We test for impairment when certain events occur, including one or more of the following: projected cash flows are significantly less than recent historical cash flows; significant changes in legal factors or actions by a regulator that could affect the value of our hotels; events that could cause changes or uncertainty in travel patterns; and a current expectation that, more likely than not, a hotel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. In the evaluation of impairment of our hotels, and in establishing impairment charges, we made many assumptions and estimates on a hotel by hotel basis, which included the following:

  ° Annual cash flow growth rates for revenues and expenses;
  ° Holding periods;

- Expected remaining useful lives of assets;
- Estimates in fair values taking into consideration future cash flows, capitalization rates, discount rates and comparable selling prices; and
- Future capital expenditures.

- We record an impairment charge when one or more of our investments in unconsolidated subsidiaries experiences an other-than-temporary decline in fair value. Any decline in fair value that is not expected to be recovered in the next 12 months is considered other-than-temporary. We record an impairment in our equity-based investments as a reduction in the carrying value of the investment. Our estimates of fair values are based on future cash flow estimates, capitalization rates, discount rates and comparable selling prices.

  Changes in these estimates, future adverse changes in market conditions or poor operating results of underlying hotels could result in an inability to recover the carrying value of our hotels or investments in unconsolidated entities, thereby requiring future impairment charges.

- We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and employee costs related to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2010, 2009 and 2008 were $5.8 million, $5.9 million and $6.8 million, respectively. We make estimates with regard to when components of the renovated asset or redevelopment project are taken out of service or placed in service when determining the appropriate amount and time to capitalize these costs. If these estimates are inaccurate, we could capitalize too much or too little with regard to a particular project.

- Depreciation expense is based on the estimated useful life of our assets, and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While we believe our estimates are reasonable, a change in the estimated lives could affect depreciation and amortization expense and net income (loss) or the gain or loss on the sale of any of our hotels.

- Investments in hotel properties are based on purchase price and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value. Any remaining unallocated purchase price, if any, is treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations prepared by management and/or independent third parties. Identifiable intangible assets (typically contracts including ground and retail leases and management and franchise agreements) are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources such as those obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

- We make estimates with respect to contingent liabilities for losses covered by insurance. We record liabilities for self-insured losses under our insurance programs when it becomes probable that an asset has been impaired or a liability has been incurred at the date of our financial statements and the amount of the loss can be reasonably estimated. We are self-insured for the first $250,000, per occurrence, of our general liability claims with regard to 54 of our hotels. We review the adequacy of our reserves for our self-insured claims on a regular basis. Our reserves are intended to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred at the end of each accounting period. These reserves represent estimates at a given date, generally utilizing projections based on claims, historical settlement of claims and estimates of future costs to settle claims. Estimates are also required since there may be delays in reporting. Because establishment of insurance reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If our insurance reserves of $3.5 million, at December 31, 2010, for general liability losses are insufficient, we will record an additional expense in future periods. Property and catastrophic losses are event-driven losses and, as such, until a loss occurs and the amount of loss can be reasonably estimated, no liability is recorded. We recorded no contingent liabilities with regard to property or catastrophic losses at December 31, 2010.

- Our Taxable REIT Subsidiaries, or TRSs, have cumulative potential future tax deductions totaling $341.8 million. The deferred income tax asset associated with these potential future tax deductions was $129.9 million. We recorded a 100% valuation allowance related to our TRSs net deferred tax asset, because of the uncertainty of realizing the asset's benefit. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize all or a portion of our deferred tax assets in the future, an adjustment to the deferred tax asset would increase operating income in the period such determination was made.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2010, approximately 55% of our consolidated debt had fixed interest rates. In some cases, market rates of interest are below the rates we are obligated to pay on our fixed-rate debt.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the tables present scheduled maturities and weighted average interest rates, by maturity dates. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at the date presented, at then current market interest rates.

	December 31, 2010							
	Expected Maturity Date							
	2011	**2012**	**2013**	**2014**	**2015**	**Thereafter**	**Total**	**Fair Value**
Liabilities			(dollars in thousands)					
Fixed rate:								
Debt	$ 60,191	$ 4,561	$32,708	$804,842	$ 563	$ 8,813	$ 911,678	$1,001,102
Average interest rate	8.54%	7.68%	8.61%	9.61%	5.81%	5.81%	9.45%	
Floating rate:								
Debt	478,966 [b]	1,832	1,986	2,153	204,887	—	689,824	676,725
Average interest rate[a]	3.36%	8.10%	8.10%	8.16%	8.16%	—	4.83%	
Total debt	$539,157	$ 6,393	$34,694	$806,995	$205,450	$ 8,813	$1,601,502	
Average interest rate	3.94%	7.80%	8.58%	9.60%	8.16%	5.81%	7.46%	
Net discount							(53,193)	
Total debt							$1,548,309	

(a) The average floating rate represents the implied forward rates in the yield curve at December 31, 2010.
(b) Included in this number is debt of $198.3 million that can be extended for as many as two years (to 2013), and $29.0 million that can be extended to 2012, both subject to satisfying certain conditions.

	December 31, 2009							
	Expected Maturity Date							
	2010	**2011**	**2012**	**2013**	**2014**	**Thereafter**	**Total**	**Fair Value**
Liabilities			(dollars in thousands)					
Fixed rate:								
Debt	$ 251,840	$105,955	$ 4,539	$ 32,742	$805,126	$ 9,376	$ 1,209,578	$ 1,207,728
Average interest rate	8.69%	8.62%	7.67%	8.61%	9.61%	5.81%	9.27%	
Floating rate:								
Debt	1,978	448,800	177,225	—	—	—	628,003	541,773
Average interest rate[a]	5.28%	4.01%	4.91%	—	—	—	4.27%	
Total debt	$ 253,818	$554,755	$181,764	$ 32,742	$805,126	$ 9,376	$ 1,837,581	
Average interest rate	8.66%	4.89%	4.98%	8.61%	9.61%	5.81%	7.56%	
Net discount							(64,267)	
Total debt							$ 1,773,314	

(a) The average floating rate represents the implied forward rates in the yield curve at December 31, 2009.

We had no interest rate swap agreements at December 31, 2010 or 2009.

Item 8.   Financial Statements and Supplementary Data

FELCOR LODGING LIMITED PARTNERSHIP

INDEX TO FINANCIAL STATEMENTS

Integrated Audit Opinion

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
FelCor Lodging Trust Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows present fairly, in all material respects, the financial position of FelCor Lodging Limited Partnership and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 9A of FelCor Lodging Limited Partnership's 2010 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

February 24, 2011, except with respect to our opinion on the effects of discontinued operations discussed in Notes 1, 5, 6, 12, 13, 15, 17, 20, 21 and 22, consolidating financial information to reflect additional subsidiary guarantors discussed in Note 22, and subsequent events discussed in Note 23 as to which the date is August 26, 2011.

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(in thousands)

		2010		2009
Assets				
Investment in hotels, net of accumulated depreciation of $982,564 and $916,604 at December 31, 2010 and 2009, respectively	$	1,985,779	$	2,180,394
Investment in unconsolidated entities		75,920		82,040
Cash and cash equivalents		200,972		263,531
Restricted cash		16,702		18,708
Accounts receivable, net of allowance for doubtful accounts of $696 and $406 at December 31, 2010 and 2009, respectively		27,851		28,678
Deferred expenses, net of accumulated amortization of $17,892 and $14,502 at December 31, 2010 and 2009, respectively		19,940		19,977
Other assets		32,271		32,666
Total assets	$	2,359,435	$	2,625,994
Liabilities and Partners' Capital				
Debt, net of discount of $53,193 and $64,267 at December 31, 2010 and 2009, respectively	$	1,548,309	$	1,773,314
Distributions payable		76,293		37,580
Accrued expenses and other liabilities		144,451		131,339
Total liabilities		1,769,053		1,942,233
Commitments and contingencies				
Redeemable units at redemption value, 285 and 295 units issued and outstanding at December 31, 2010 and December 31, 2009, respectively		2,004		1,062
Capital:				
Preferred units, $0.01 par value, 20,000 units authorized:				
Series A Cumulative Convertible Preferred Units, 12,880 units issued and outstanding at December 31, 2010 and 2009		309,362		309,362
Series C Cumulative Redeemable Preferred Units, 68 units issued and outstanding at December 31, 2010 and 2009		169,412		169,412
Common units, 101,038 and 69,413 units issued at December 31, 2010 and 2009, respectively		63,235		157,705
Accumulated other comprehensive income		26,574		23,637
Total FelCor LP partners' capital		568,583		660,116
Noncontrolling interests		19,795		22,583
Total partners' capital		588,378		682,699
Total liabilities and partners' capital	$	2,359,435	$	2,625,994

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands, except for per unit data)

	2010	2009	2008
Revenues:			
Hotel operating revenue	$ 880,694	$ 827,748	$ 1,000,403
Other revenue	3,174	2,843	2,921
Total revenues	883,868	830,591	1,003,324
Expenses:			
Hotel departmental expenses	319,459	297,216	338,202
Other property operating costs	250,590	235,233	266,995
Management and franchise fees	41,360	39,758	51,494
Taxes, insurance and lease expenses	89,055	85,743	98,898
Corporate expenses	30,747	24,216	20,698
Depreciation and amortization	136,931	134,860	125,077
Impairment loss	115,273	—	38,455
Other expenses	3,280	4,025	5,732
Total operating expenses	986,695	821,051	945,551
Operating income (loss)	(102,827)	9,540	57,773
Interest expense, net	(139,493)	(99,574)	(91,210)
Debt extinguishment	44,313	(1,721)	—
Loss before equity in income (loss) from unconsolidated entities	(198,007)	(91,755)	(33,437)
Equity in income (loss) from unconsolidated entities	16,916	(4,814)	(10,932)
Gain on involuntary conversion	—	—	3,095
Gain on sale of assets	—	723	—
Loss from continuing operations	(181,091)	(95,846)	(41,274)
Discontinued operations	(44,746)	(13,245)	(79,213)
Net loss	(225,837)	(109,091)	(120,487)
Net loss attributable to noncontrolling interests	1,915	297	(1,191)
Net loss attributable to FelCor LP	(223,922)	(108,794)	(121,678)
Preferred distributions	(38,713)	(38,713)	(38,713)
Net loss attributable to FelCor LP common unitholders	$ (262,635)	$ (147,507)	$ (160,391)
Basic and diluted per common unit data:			
Loss from continuing operations	$ (2.70)	$ (2.12)	$ (1.30)
Net loss	$ (3.25)	$ (2.33)	$ (2.56)
Basic and diluted weighted average common units outstanding	80,905	63,410	63,178

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	2010	2009	2008
Net loss	$ (225,837)	$ (109,091)	$ (120,487)
Foreign currency translation adjustment	2,937	8,219	(12,032)
Comprehensive loss	(222,900)	(100,872)	(132,519)
Comprehensive loss attributable to noncontrolling interests	1,915	297	(1,191)
Comprehensive loss attributable to FelCor LP	$ (220,985)	$ (100,575)	$ (133,710)

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	Preferred Units	Common Units	Accumulated Other Comprehensive Income	Noncontrolling Interests	Comprehensive Income (Loss)	Total Partners' Capital
Balance at December 31, 2007	$ 478,774	$ 490,979	$ 27,450	$ 25,264		$ 1,022,467
FelCor restricted stock compensation	—	4,956	—	—		4,956
Contributions	—	—	—	565		565
Distributions	—	(93,868)	—	(3,236)		(97,104)
Allocation to redeemable units	—	20,562	—	—		20,562
Costs related to FelCor's shelf registration	—	(38)	—	—		(38)
Comprehensive income (loss):						
Foreign exchange translation			(12,032)		$ (12,032)	
Net loss		(121,678)		1,191	(120,487)	
Comprehensive loss					$ (132,519)	(132,519)
Balance at December 31, 2008	478,774	300,913	15,418	23,784		818,889
FelCor restricted stock compensation	—	5,024	—	—		5,024
Contributions	—	—	—	534		534
Distributions	—	(38,713)	—	(1,606)		(40,319)
Allocation to redeemable units	—	(517)	—	—		(517)
Other	—	(208)	—	168		(40)
Comprehensive income (loss):						
Foreign exchange translation			8,219		$ 8,219	
Net loss		(108,794)		(297)	(109,091)	
Comprehensive loss					$ (100,872)	(100,872)
Balance at December 31, 2009	478,774	157,705	23,637	22,583		682,699
Issuance of common units	—	166,327	—	—		166,327
FelCor restricted stock compensation	—	3,945	—	—		3,945
Contributions	—	—	—	1,394		1,394
Distributions	—	(38,713)	—	(2,383)		(41,096)
Allocation to redeemable units	—	(942)	—	—		(942)
Other	—	(1,165)	—	116		(1,049)
Comprehensive income (loss):						
Foreign exchange translation			2,937		$ 2,937	
Net loss		(223,922)		(1,915)	(225,837)	
Comprehensive loss					$ (222,900)	(222,900)
Balance at December 31, 2010	$ 478,774	$ 63,235	$ 26,574	$ 19,795		$ 588,378

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net loss	$(225,837)	$(109,091)	(120,487)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	147,663	150,088	141,668
Gain on involuntary conversion	—	—	(3,095)
Gain on sale of assets	—	(1,633)	(1,193)
Amortization of deferred financing fees and debt discount	17,849	7,120	2,959
Amortization of unearned officers' and directors' compensation	7,445	5,165	4,451
Equity in (income) loss from unconsolidated entities	(16,916)	4,814	10,932
Distributions of income from unconsolidated entities	2,190	2,789	2,973
Debt extinguishment	(59,464)	1,721	—
Impairment loss	173,713	3,448	107,963
Changes in assets and liabilities:			
Accounts receivable	(746)	5,369	3,675
Restricted cash – operations	3,986	345	(71)
Other assets	(2,809)	(1,520)	(386)
Accrued expenses and other liabilities	11,738	4,292	3,774
Net cash flow provided by operating activities	58,812	72,907	153,163
Cash flows from investing activities:			
Acquisition of hotel	(97,513)	—	—
Improvements and additions to hotels	(38,936)	(75,949)	(142,897)
Additions to condominium project	(274)	(154)	(752)
Proceeds from sale of hotels	—	25,038	—
Change in restricted cash – investing	(4,143)	(3,373)	1,705
Proceeds from property damage insurance	492	—	2,005
Redemption of investment securities	—	1,719	5,397
Distributions from unconsolidated entities	46,084	6,200	24,858
Contributions to unconsolidated entities	(25,172)	(444)	(5,995)
Net cash flow used in investing activities	(119,462)	(46,963)	(115,679)
Cash flows from financing activities:			
Proceeds from borrowings	241,171	988,486	187,285
Repayment of borrowings	(400,968)	(772,375)	(111,744)
Payment of deferred financing fees	(7,848)	(19,532)	(21)
Change in restricted cash – financing	1,016	—	—
Acquisition of noncontrolling interest	(1,000)	—	—
Distributions paid to noncontrolling interests	(2,383)	(1,606)	(3,236)
Contributions from noncontrolling interests	1,394	534	565
Distributions paid to preferred unitholders	—	(9,679)	(38,713)
Distributions paid to common unitholders	—	—	(77,245)
Net proceeds from FelCor's common stock issuance	166,327	—	—
Net cash flow provided by (used in) financing activities	(2,291)	185,828	(43,109)
Effect of exchange rate changes on cash	382	1,572	(1,797)
Net change in cash and cash equivalents	(62,559)	213,344	(7,422)
Cash and cash equivalents at beginning of periods	263,531	50,187	57,609
Cash and cash equivalents at end of periods	$ 200,972	$ 263,531	50,187
Supplemental cash flow information – interest paid	$ 127,793	$ 85,587	100,505

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization

FelCor Lodging Limited Partnership, or FelCor LP, held ownership interests in (i) 76 hotels in continuing operations with approximately 22,000 rooms and (ii) 6 hotels in discontinued operations at December 31, 2010. The sole general partner of FelCor LP is FelCor Lodging Trust Incorporated (NYSE:FCH), or FelCor, a Maryland corporation operating as a real estate investment trust, or REIT. All of FelCor's operations are conducted solely through FelCor LP, and at December 31, 2010, FelCor owned a greater than 99% partnership interest in FelCor LP. At December 31, 2010, we had 97,166,583 redeemable and common units of FelCor LP outstanding. When used in this report, "we," "us" and "our" refer to FelCor LP and its consolidated subsidiaries, unless otherwise indicated.

Of the 76 hotels included in continuing operations, we owned a 100% interest in 58 hotels, a 90% interest in entities owning three hotels, an 82% interest in an entity owning one hotel, a 60% interest in an entity owning one hotel and 50% interests in entities owning 13 hotels. We consolidate our real estate interests in the 63 hotels in which we held majority interests, and we record the real estate interests of the 13 hotels in which we held 50% interests using the equity method.

At December 31, 2010, 75 of our 76 hotels were leased to operating lessees, and one 50%-owned hotel was operated without a lease. We held majority interests and had direct or indirect controlling interests in all the operating lessees. Because we owned controlling interests in these lessees (including lessees of 12 of the 13 hotels in which we owned 50% of the real estate interests), we consolidated our lessee interests in these hotels (we refer to these 75 hotels as our Consolidated Hotels) and reflect 100% of those hotels' revenues and expenses on our statement of operations. Of our Consolidated Hotels, we owned 50% of the real estate interests in each of 12 hotels (we accounted for the ownership in our real estate interests of these hotels by the equity method) and majority real estate interests in each of the remaining 63 hotels (we consolidate our real estate interest in these hotels).

The following table illustrates the distribution of our 75 Consolidated Hotels among our premier brands at December 31, 2010:

Brand	Hotels	Rooms
Embassy Suites Hotels	41	10,718
Holiday Inn	15	5,154
Sheraton and Westin	7	2,478
Doubletree and Hilton	8	1,856
Renaissance and Marriott	3	1,321
Fairmont	1	383
Total	75	21,910

At December 31, 2010, our Consolidated Hotels were located in the United States (73 hotels in 21 states) and Canada (two hotels in Ontario), with concentrations in California (15 hotels), Florida (11 hotels) and Texas (nine hotels). In 2010, approximately 51% of our revenues were generated from hotels in these three states.

At December 31, 2010, of our 75 Consolidated Hotels (i) subsidiaries of Hilton Hotels Corporation, or Hilton, managed 48 hotels, (ii) subsidiaries of InterContinental Hotels Group, or IHG, managed 15 hotels, (iii) subsidiaries of Starwood Hotels & Resorts Worldwide Inc., or Starwood, managed seven hotels, (iv) subsidiaries of Marriott International Inc., or Marriott, managed three hotels, (v) a subsidiary of Fairmont Hotels & Resorts, or Fairmont, managed one hotel, and (vi) an independent management company managed one hotel.

1.   **Organization – (continued)**

Our hotels managed by Marriott are accounted for on a fiscal year comprised of 52 or 53 weeks ending on the Friday closest to December 31. Their 2010, 2009 and 2008 fiscal years ended on December 31, 2010, January 1, 2010, and January 2, 2009, respectively.

2.   **Summary of Significant Accounting Policies**

Principles of Consolidation — Our consolidated financial statements include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Investments in unconsolidated entities (consisting entirely of 50 percent owned ventures) are accounted for by the equity method. None of our less than wholly owned subsidiaries are considered variable interest entities. We follow the voting interest model and consolidate entities in which we have greater than 50% ownership interest and report entities in which we have 50% or less ownership interest under the equity method.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Hotels — Our hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives of 40 years for buildings, 15 to 30 years for improvements and three to ten years for furniture, fixtures, and equipment.

We periodically review the carrying value of each of our hotels to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel or modification of depreciation periods. If facts or circumstances support the possibility of impairment of a hotel, we prepare a projection of the undiscounted future cash flows, without interest charges, over the shorter of the hotel's estimated useful life or the expected hold period, and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, we make an adjustment to reduce the carrying value of the hotel to its then fair value. We use recent operating results and current market information to arrive at our estimates of fair value.

Maintenance and repairs are expensed, and major renewals and improvements are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from our accounts and the related gain or loss is included in operations.

Acquisition of Hotels — Investments in hotel properties are based on purchase price and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value. Any remaining unallocated purchase price, if any, are treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations prepared by management and/or independent third parties. Identifiable intangible assets (typically contracts including ground and retail leases and management and franchise agreements) are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for

2.   Summary of Significant Accounting Policies — (continued)

purposes of allocating purchase price, we may utilize a number of sources such as those obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

Investment in Unconsolidated Entities — We own a 50% interest in various real estate ventures in which the partners or members jointly make all material decisions concerning the business affairs and operations. Because we do not control these entities, we carry our investment in unconsolidated entities at cost, plus our equity in net earnings or losses, less distributions received since the date of acquisition and any adjustment for impairment. Our equity in net earnings or losses is adjusted for the straight-line depreciation, over the lower of 40 years or the remaining life of the venture, of the difference between our cost and our proportionate share of the underlying net assets at the date of acquisition. We periodically review our investment in unconsolidated entities for other-than-temporary declines in fair value. Any decline that is not expected to be recovered in the next 12 months is considered other-than-temporary and an impairment is recorded as a reduction in the carrying value of the investment. Estimated fair values are based on our projections of cash flows, market capitalization rates and sales prices of comparable assets.

We track inception-to-date contributions, distributions and earnings for each of our unconsolidated investments. We determine the character of cash distributions from our unconsolidated investments for purposes of our consolidated statements of cash flows as follows:

- Cash distributions up to the aggregate historical earnings of the unconsolidated entity are recorded as an operating activity (*i.e.,* a distribution of earnings); and
- Cash distributions in excess of aggregate historical earnings are recorded as an investing activity (*i.e.,* a distribution of contributed capital).

Hotels Held for Sale — We consider each individual hotel to be an identifiable component of our business. We do not consider hotels held for sale until it is probable that the sale will be completed within one year. We had no hotels held for sale at December 31, 2010 or 2009.

We consider a sale to be probable within the next twelve months (for purposes of determining whether a hotel is held for sale) in the period the buyer completes its due diligence review of the asset, we have an executed contract for sale, and we have received a substantial non-refundable deposit. We test hotels held for sale for impairment each reporting period and record them at the lower of their carrying amounts or fair value less costs to sell. Once we designate a hotel as held for sale it is not depreciated.

Cash and Cash Equivalents — All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

We place cash deposits at major banks. Our bank account balances may exceed the Federal Depository Insurance Limits; however, management believes the credit risk related to these deposits is minimal.

Restricted Cash —Restricted cash includes reserves for capital expenditures, real estate taxes, and insurance, as well as cash collateral deposits for mortgage debt agreement provisions and capital expenditure obligations on sold hotels.

Deferred Expenses — Deferred expenses, consisting primarily of loan costs, are recorded at cost. Amortization is computed using a method that approximates the effective interest method over the maturity of the related debt.

2.   Summary of Significant Accounting Policies — (continued)

Other Assets — Other assets consist primarily of hotel operating inventories, prepaid expenses and deposits.

Revenue Recognition — Nearly 100% of our revenue is comprised of hotel operating revenues, such as room revenue, food and beverage revenue, and revenue from other hotel operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests as earned. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue is from condominium management fee income and other sources.

We do not have any time-share arrangements and do not sponsor any frequent guest programs for which we would have any contingent liability. We participate in frequent guest programs sponsored by the brand owners of our hotels, and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest) as incurred. When a guest redeems accumulated frequent guest points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. We have no loss contingencies or ongoing obligation associated with frequent guest programs beyond what is paid to the brand owner following a guest's stay.

Foreign Currency Translation — Results of operations for our Canadian hotels are maintained in Canadian dollars and translated using the weighted average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income and were $26.6 million and $23.6 million as of December 31, 2010 and 2009, respectively.

Capitalized Costs — We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and employee costs relating to hotels undergoing major renovations and redevelopments. We cease capitalizing these costs to projects when construction is substantially complete. Such costs capitalized in 2010, 2009 and 2008, were $5.8 million, $5.9 million and $6.8 million, respectively.

Net Income (Loss) per Common Unit — On January 1, 2009, we adopted a policy that treats unvested FelCor share-based payment awards containing non-forfeitable rights to FelCor dividends or dividend equivalents (whether paid or unpaid) as participating securities for computation of earnings per unit (pursuant to the two-class method, in accordance with the Accounting Standards codification, or ASC, 260-10-45-59A through 45-70). We retrospectively adjusted all prior-period earnings per unit data accordingly.

We compute basic earnings per unit by dividing net income (loss) attributable to common unitholders less dividends declared on unvested FelCor restricted stock (adjusted for forfeiture assumptions) by the weighted average number of common units outstanding. We compute diluted earnings per unit by dividing net income (loss) attributable to common unitholders less dividends declared on unvested FelCor restricted stock (adjusted for forfeiture assumptions) by the weighted average number of common units outstanding. Common unit equivalents represent units issuable upon exercise of FelCor 's stock options.

For all years presented, our Series A cumulative preferred units, or Series A preferred units, if converted to common units, would be antidilutive; accordingly, we do not assume conversion of the Series A preferred units in the computation of diluted earnings per units.

2.   Summary of Significant Accounting Policies — (continued)

Stock Compensation — FelCor LP has no employees. FelCor as our sole general partner performs all our management functions. We apply a fair-value-based measurement method in accounting for FelCor's share-based payment transactions with its employees.

Derivatives — We recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Additionally, the fair value adjustments will affect either capital or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

Segment Information — We have determined that our business is conducted in one reportable segment.

Distributions — In January 2011, we reinstated our current quarterly preferred distributions and paid current quarterly preferred distributions of $9.7 million. We cannot pay any common distributions unless and until all accrued and current preferred distributions are paid. FelCor's Board of Directors will determine the amount of future distributions (including the accrued but unpaid accrued preferred distributions) based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as FelCor's minimum REIT distribution requirements. Our ability to make distributions is dependent on the results of operations of our hotels.

Noncontrolling Interests — Effective January 1, 2009, we adopted an accounting policy establishing and expanding accounting and reporting standards for noncontrolling interests (which were formerly known as minority interests) in a subsidiary and the deconsolidation of a subsidiary. As a result of our adoption of this policy, amounts previously reported as minority interests on our balance sheets are now presented as noncontrolling interests within capital. There has been no change in the measurement of this line item from amounts previously reported. The revised presentation and measurement has been adopted retrospectively.

Noncontrolling interests represent the proportionate share of the equity in partnerships not owned by us. We allocate income and loss to noncontrolling interests in FelCor LP and other partnerships based on the weighted average percentage ownership throughout the year.

Income Taxes — We are a partnership under the Internal Revenue Code. As a partnership, generally our taxable income or loss, or tax credits, are passed through to our partners. However, we generally lease our hotels to wholly-owned taxable REIT subsidiaries, or TRSs, that are subject to federal and state income taxes. Through these lessees we record room revenue, food and beverage revenue and other revenue related to the operations of our hotels. We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded for net deferred tax assets that are not expected to be realized.

We determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. We apply this policy to all tax positions related to income taxes.

3. **Investment in Hotels**

Investment in hotels consisted of the following (in thousands):

	December 31,	
	2010	**2009**
Building and improvements	$ 2,179,926	$ 2,265,846
Furniture, fixtures and equipment	525,448	591,994
Land	249,647	226,436
Construction in progress	13,322	12,722
	2,968,343	3,096,998
Accumulated depreciation	(982,564)	(916,604)
	$ 1,985,779	$ 2,180,394

In 2010, we wrote off fully depreciated furniture, fixtures and equipment aggregating approximately $58.7 million.

We invested $38.9 million and $75.9 million in additions and improvements to our consolidated hotels during the years ended December 31, 2010 and 2009, respectively.

4. **Hotel Acquisition**

In August 2010, we acquired the 383-room Fairmont Copley Plaza in Boston, Massachusetts. The fair values of the assets acquired and liabilities assumed at the date of acquisition were consistent with the purchase price and were allocated based on appraisals and valuation studies performed by management. We expensed $400,000 of acquisition costs (including professional fees) that are not included in the fair value estimates of the net assets acquired. The following table summarizes the fair values of assets acquired and liabilities assumed in our acquisition (in thousands):

Assets		
Investment in hotels[a]	$	98,500
Accounts receivable		1,349
Other assets		898
Total assets acquired		100,747
Liabilities		
Accrued expenses and other liabilities		3,234
Net assets acquired	$	97,513

(a) Investment in hotels was allocated to land ($27.6 million), building and improvements ($62.5 million) and furniture, fixtures and equipment ($8.4 million).

4.   Hotel Acquisition — (continued)

The following consolidated unaudited pro forma results of operations for the years ended December 31, 2010 and 2009 assume this acquisition had occurred on January 1, 2009. The pro forma information includes revenues, operating expenses, depreciation and amortization. The unaudited pro forma results of operations are not necessarily indicative of the results of operations if the acquisition had been completed on the assumed date. The unaudited pro forma results of operations are as follows (in thousands, except per unit data):

	Year Ended December 31, (unaudited)			
	2010		**2009**	
Total revenues	$	906,977	$	869,857
Net loss	$	(227,360)	$	(107,490)
Earnings per unit - basic and diluted	$	(3.27)	$	(2.30)

For the year ended December 31, 2010, we have included $16.8 million of revenues and $2.5 million of net income in our consolidated statements of operations related to the operations of this hotel.

5.   Impairment Charges

Our hotels are comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the remainder of our operations. Accordingly, we consider our hotels to be components for purposes of determining impairment charges and reporting discontinued operations.

A hotel held for investment is tested for impairment whenever changes in circumstances indicate its carrying value may not be recoverable. The test is conducted using the undiscounted cash flows for the shorter of the estimated remaining holding periods or the useful life of the hotel. When testing for recoverability of hotels held for investment, we use projected cash flows over the expected hold period. Those hotels held for investment that fail the impairment test described in ASC 360-10-35 are written down to their then current estimated fair value, before any selling expense, and continue to be depreciated over their remaining useful lives.

For impairment charges, we estimate each hotel's fair value by using estimated future cash flows, terminal values based on the projected cash flows and capitalization rates in the range of what is reported in industry publications for operationally similar assets and other available market information. The cash flows used for determining the fair values are discounted using market-based discounts generally used for operationally and geographically similar assets. The inputs used to determine the fair values of these hotels are classified as Level 3 under the authoritative guidance for fair value measurements.

As part of our long-term strategic plan to enhance unitholder value and achieve or exceed targeted returns on invested capital, we sell and acquire hotels to improve our overall portfolio quality, enhance diversification and improve growth rates. In that regard, we reviewed each hotel in our portfolio in terms of projected performances, future capital expenditure requirements and market dynamics and concentration risk. Based on this analysis, we developed a plan to sell our interests in 35 hotels (29 of which we consolidate the real estate interest and six of which are owned by unconsolidated joint ventures) that no longer meet our investment criteria. As a consequence, the hold periods for the hotels we consolidate were shortened, and we were required to test those assets for impairment as they were approved to be marketed for sale. We designated the first 14 hotels as non-strategic in the third quarter of 2010, and the remaining 21 hotels in early 2011. We recorded

5.   Impairment Charges — (continued)

impairment charges of $65.8 million and $86.9 million in the third and fourth quarters of 2010, respectively, related to 16 of the non-strategic hotels we consolidate ($37.3 million included in discontinued operations). When the joint ventures designate the six hotels they own as non-strategic, the joint ventures will test for impairment based on the reduced hold periods. We will sell hotels only when we receive satisfactory pricing.

Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service, and we stopped funding the shortfalls in December 2009. We were unable to negotiate an acceptable debt modification or reduction that favored our unitholders, and we recorded a $21.1 million impairment charge in discontinued operations. We transferred these hotels to the lenders in full satisfaction of the related debt, and recorded in a $15.2 million gain on extinguishment of debt in 2010.

In 2008, we identified eight hotels as candidates to be sold thereby reducing our estimated remaining hold period for these hotels. We tested these eight hotels for impairment using undiscounted estimated cash flows over a shortened estimated remaining hold period. Of the hotels tested, four failed the test, which resulted in $69.5 million of impairment charges (included in discontinued operations), to write down these hotel assets to our then current estimate of their fair market value before selling expenses. We recorded a $3.4 million impairment charge (included in discontinued operations) on two of these sale candidates in 2009 because they failed updated impairment tests. The valuations used in the 2009 impairment charges were based on third-party offers to purchase (a Level 2 input) at a price less than our previously estimated fair value. These two hotels were sold in December 2009 for gross proceeds of $26 million.

Because of triggering events in 2008 related to changes in the capital markets, drop in travel demand and the combined effect on FelCor's stock price, we tested all of our hotel assets to determine if further assessment for potential impairment was required for any of our hotels. We had one hotel with a short-term ground lease, in addition to the sale candidates noted above, fail this test. We determined the book value of this hotel was not fully recoverable, and as such, recorded a $38.5 million impairment charge.

In 2008, one of our unconsolidated investees recorded a $3.3 million impairment charge on its long-lived assets (of which our share was $1.7 million). We also recorded impairment charges of $11.0 million related to other-than-temporary declines in value of certain equity method investments, including a $6.6 million impairment charge for one investment related to a hotel that we do not intend to sell. In accordance with ASC 323-10-35, other-than temporary declines in fair value of our investment in unconsolidated entities result in reductions in the carrying value of these investments. We consider a decline in value in our equity method investments that is not estimated to recover within 12 months to be other-than-temporary.

We may record additional impairment charges if operating results of individual hotels are materially different from our forecasts, the economy and lodging industry weakens, or we shorten our contemplated holding period for additional hotels.

6. Discontinued Operations

Discontinued operations include results of operations of six hotels sold in May and July 2011, one hotel sold in December 2010, two hotels transferred to lenders in satisfaction of debt in 2010 and two hotels sold in 2009.

Results of operations for the hotels included in discontinued operations are as follows:

	Year Ended December 31,		
	2010	**2009**	**2008**
Operating revenue	$ 77,150	$ 98,294	$ 126,451
Operating expenses[a]	(132,451)	(106,385)	(199,278)
Operating loss from discontinued operations	(55,301)	(8,091)	(72,827)
Interest expense, net	(4,596)	(6,064)	(7,579)
Debt extinguishment	15,151	—	—
Gain on sale, net of tax	—	910	1,193
Loss from discontinued operations	$ (44,746)	$ (13,245)	$ (79,213)

(a) Includes impairment charges of $58.4 million, $3.4 million and $69.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, and liquidated damages of $11.1 million for the year ended December 31, 2008.

In 2009, we recorded a $1.8 million adjustment to gains on sale resulting from a change in the federal tax law that allowed for the recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007. This adjustment was offset by net losses of $911,000 (primarily related to selling costs) recorded on the sale of two hotels.

In 2008, we recorded a revision in income tax related to prior year gains on sales of hotels, which resulted in additional gains of $1.2 million related to these hotel sales.

7. Investment in Unconsolidated Entities

We owned 50% interests in joint ventures that owned 13 hotels at December 31, 2010 and 15 hotels at December 31, 2009. We also owned a 50% interest in entities that own real estate in Myrtle Beach, South Carolina, and provide condominium management services. We account for our investments in these unconsolidated entities under the equity method. We do not have any majority-owned subsidiaries that are not consolidated in our financial statements. We make adjustments to our equity in income from unconsolidated entities related to the difference between our basis in investment in unconsolidated entities compared to the historical basis of the assets recorded by the joint ventures.

FELCOR LODGING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   Investment in Unconsolidated Entities — (continued)

The following table summarizes combined financial information for our unconsolidated entities (in thousands):

| | December 31, | |
	2010	2009
Balance sheet information:		
Investment in hotels, net of accumulated depreciation	$ 192,584	$ 259,977
Total assets	$ 209,742	$ 279,611
Debt	$ 154,590	$ 214,963
Total liabilities	$ 159,171	$ 220,389
Equity	$ 50,571	$ 59,222

Our unconsolidated entities' debt at December 31, 2010, consisted entirely of non-recourse mortgage debt.

In April 2010, we contributed $23 million to an unconsolidated joint venture that owned the Sheraton Premier at Tysons Corner. That contribution, along with a $23 million contribution from our joint venture partner, was used to repay the joint venture's maturing $46 million mortgage. In December 2010, we sold our interest in this joint venture and recorded a $20.5 million gain.

The following table sets forth summarized combined statement of operations information for our unconsolidated entities (in thousands):

| | Year Ended December 31, | | |
	2010	2009	2008
Total revenues	$ 64,500	$ 66,261	$ 90,113
Net income (loss)	$ (5,302)	$ (4,988) [a]	$ 3,946 [a]
Net income (loss) attributable to FelCor LP	$ (2,327)	$ (2,494)	$ 1,973
Impairment loss	—	(476) [b]	(11,038) [c]
Gain on joint venture dispositions	21,103 [d]	—	—
Depreciation of cost in excess of book value	(1,860)	(1,844)	(1,867)
Equity in income (loss) from unconsolidated entities	$ 16,916	$ (4,814)	$ (10,932)

(a) Net income (loss) included impairment charges of $3.2 million for 2009 and $3.3 million for 2008. These impairments were based on sales contracts (a Level 2 input) for two hotels owned by one of our joint ventures.
(b) As a result of an impairment charge recorded by one of our joint ventures, the net book value of the joint venture's assets no longer supported the recovery of our investment. Therefore, we recorded an additional impairment charge to reduce our investment in this joint venture to zero.
(c) Represents an $11.0 million impairment charge related to other-than-temporary declines in fair value related to certain unconsolidated entities.
(d) Includes a $20.5 million gain from the sale of our interest in an unconsolidated joint venture and $559,000 in net proceeds in the final liquidation of a joint venture.

7.   **Investment in Unconsolidated Entities — (continued)**

The following table summarizes the components of our investment in unconsolidated entities (in thousands):

	December 31,	
	2010	**2009**
Hotel-related investments	$ 15,736	$ 18,969
Cost in excess of book value of hotel investments	50,634	52,429
Land and condominium investments	9,550	10,642
	$ 75,920	$ 82,040

The following table summarizes the components of our equity in income (loss) from unconsolidated entities (in thousands):

	Year Ended December 31,		
	2010	**2009**	**2008**
Hotel investments	$ 17,509	$ (4,291)	$ (10,366)
Other investments	(593)	(523)	(566)
Equity in income (loss) from unconsolidated entities	$ 16,916	$ (4,814)	$ (10,932)

8. Debt

Consolidated debt consisted of the following (in thousands):

	Encumbered Hotels	Interest Rate (%)	Maturity Date	December 31, 2010	December 31, 2009
Mortgage debt					
Mortgage debt	12 hotels	L + 0.93 (a)	November 2011	$ 250,000	$ 250,000
Mortgage debt	9 hotels	L + 5.10 (b)	April 2015	212,000	—
Mortgage debt	9 hotels	L + 3.50 (c)	August 2011(d)	198,300	200,425
Mortgage debt	7 hotels	9.02	April 2014	113,220	117,422
Mortgage debt(e)	5 hotels	6.66	June - August 2014	69,206	70,917
Mortgage debt	2 hotels	L + 4.25	November 2011(f)	29,000	—
Mortgage debt	1 hotel	8.77	May 2013	27,770	27,829
Mortgage debt	1 hotel	5.81	July 2016	11,321	11,741
Mortgage debt	1 hotel	6.15	June 2011	7,800	9,228
Other	—	4.25	May 2011	524	354
Senior notes					
Senior secured notes(g)	14 hotels	10.00	October 2014	582,821	572,500
Senior notes	—	9.00	June 2011	46,347	86,604
Retired debt	—	—	—	—	426,294
Total	61 hotels			$ 1,548,309	$ 1,773,314

(a) We purchased an interest rate cap that caps LIBOR at 7.8% and expires November 2011 for a $250 million notional amount.

(b) LIBOR for this loan is subject to a 3% floor. We purchased an interest rate cap that caps LIBOR at 5.0% and expires May 2012 for a $212 million notional amount.

(c) LIBOR for this loan is subject to a 2% floor.

(d) This loan can be extended for as many as two years (to 2013), subject to satisfying certain conditions.

(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

(f) This loan can be extended for one year, subject to satisfying certain conditions.

(g) These notes have $636 million in aggregate principal outstanding and were sold at a discount that provides a 12.875% yield to maturity before transaction costs.

In 2010 we retired $40.3 million of our 8½% senior notes for $1.6 million in excess of par.

In November 2010, we incurred $29 million of new debt secured by two hotels. The loan bears interest at LIBOR (subject to a 1% floor) plus 4.25% and is scheduled to mature in November 2011, with a one year extension option, exercisable subject to certain conditions.

In June 2010, we repaid $177 million of secured debt scheduled to mature in 2012 for $130 million, plus accrued interest, representing a 27% discount to the principal balance. This reduced our leverage substantially and unencumbered two hotels.

8.   Debt — (continued)

Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service, and we stopped funding the shortfalls in December 2009. In 2010 we were unable to negotiate an acceptable debt modification or reduction that favored our unitholders, and we recorded a $21.1 million impairment charge in discontinued operations. We transferred these hotels to the lenders in full satisfaction of the related debt, and recorded in a $15.2 million gain on extinguishment of debt in 2010.

In May 2010, we obtained a new $212 million loan, secured by nine hotels, that matures in 2015. This loan bears interest at LIBOR (subject to a 3.0% floor) plus 5.1%. The proceeds were used to repay $210 million in loans that were secured by 11 hotels and scheduled to mature in May 2010. The terms and interest rate of this financing are significantly more favorable than the refinanced debt, and we unencumbered two previously mortgaged hotels in the process.

In October 2009, we completed a private placement of $636 million in aggregate principal amount of our 10% senior secured notes due 2014 (Senior Notes). The notes are secured by a pledge of our limited partner interests in FelCor LP, first mortgages and related security interests on up to 14 hotels and pledges of equity interests in certain wholly-owned subsidiaries. Net proceeds from the notes were approximately $558 million after original issue discount, fees and expenses related to the offering. The proceeds of these notes were used to retire approximately $428 million of our senior notes due in 2011 and for general corporate purposes.

In June 2009, we obtained a $201 million non-recourse term loan secured by nine hotels. This loan bears interest at LIBOR (subject to a 2% floor) plus 350 basis points and matures in 2011, but can be extended for as many as two years, subject to satisfying certain conditions that we expect to satisfy. The proceeds from this new loan were used for general corporate purposes.

In June 2009, we repaid the $128 million balance under our line of credit, which was then terminated. By terminating our line of credit, we eliminated certain restrictive corporate debt covenants.

In March 2009, we obtained a $120 million loan agreement secured by seven hotels. The proceeds of the loan were used to repay the balance of an existing loan secured by the same properties that would have matured on April 1, 2009. The new loan matures in 2014 and bears interest at 9.02%.

Our Senior Notes require that we satisfy total leverage, secured leverage and interest coverage thresholds in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay distributions in excess of the minimum distributions required to meet FelCor's REIT qualification test; (iii) repurchase FelCor's capital stock; or (iv) merge. At December 31, 2010, we exceeded the relevant minimum thresholds. These notes are guaranteed by us, and payment of those obligations is secured by a pledge of the FelCor's limited partnership interests in us, a combination of first lien mortgages and related security interests and/or negative pledges on up to 14 hotels, and pledges of equity interests in certain of our subsidiaries. In connection with issuing our Senior Notes in 2009, we amended the indenture governing our old senior notes (of which $46.3 million remain outstanding) to eliminate substantially all of the restrictive covenants, guarantees, collateral and certain events of default provisions.

8.   Debt — (continued)

At December 31, 2010, we had consolidated secured debt totaling $1.5 billion, encumbering 61 of our consolidated hotels with a $1.6 billion aggregate net book value (including 14 hotels that were encumbered by our Senior Notes). Except in the case of our Senior Notes, our mortgage debt is generally recourse solely to the specific assets securing the debt. However, a violation of any of the recourse carve-out provisions, including fraud, misapplication of funds and other customary recourse carve-out provisions, could cause this debt to become fully recourse to us. Much of our hotel mortgage debt allows us to substitute collateral under certain conditions and is prepayable subject to various prepayment, yield maintenance or defeasance obligations.

Most of our secured debt includes lock-box arrangements under certain circumstances. We are permitted to spend an amount required to cover our budgeted hotel operating expenses, taxes, debt service, insurance and capital expenditure reserves even if revenues are flowing through a lock-box in cases where a specified debt service coverage ratio is not met. With the exception of one hotel, all of our consolidated hotels subject to lock-box provisions currently exceed the applicable minimum debt service coverage ratios.

To fulfill requirements under certain loans, we owned interest rate caps with aggregate notional amounts of $639.2 million and $427.2 million as of December 31, 2010 and 2009, respectively. These interest rate cap agreements have not been designated as hedges and have insignificant fair values at both December 31, 2010 and 2009, resulting in no significant net earnings impact.

We reported interest income of $360,000, $686,000 and $1.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, which is included in net interest expense. We capitalized interest of $638,000, $767,000 and $1.4 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

The early retirement of certain indebtedness in 2009, resulted in net charges related to debt extinguishment of $1.7 million.

Future scheduled principal payments on debt obligations at December 31, 2010, are as follows (in thousands):

Year		
2011	$	539,157
2012		6,393
2013		34,694
2014		806,995
2015		205,450
2016 and thereafter		8,813
		1,601,502
Discount accretion over term		(53,193)
	$	1,548,309

9.   Fair Value of Financial Instruments

Our estimates of the fair value of (i) accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; and (ii) our publicly traded debt is based on observable market data, and our debt that is not traded publicly is based on estimated effective borrowing rates for debt with similar terms, loan to estimated fair value and remaining maturities. The estimated fair value of our debt was $1.7 billion at December 31, 2010 and 2009 (with a carrying value of $1.5 billion and $1.8 billion at December 31, 2010 and 2009, respectively).

Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2010. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

10.   Income Taxes

As a partnership for federal income tax purposes, we are not subject to federal income tax. However, under our partnership agreement, we are required to reimburse Felcor for any tax payments FelCor is required to make. Accordingly, the tax information herein represents disclosures regarding FelCor and its taxable subsidiaries.

FelCor has elected to be treated as a REIT under the federal income tax laws. As a REIT, FelCor generally is not subject to federal income taxation at the corporate level on taxable income that it distributes to its stockholders. FelCor may, however, be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. Our taxable REIT subsidiaries, or TRSs, formed to lease our hotels, are subject to federal, state and local income taxes. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income to its stockholders. If FelCor fails to qualify as a REIT in any taxable year for which the statute of limitations remains open, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) for such taxable year and may not qualify as a REIT for four subsequent years. In connection with FelCor's election to be treated as a REIT, its charter imposes restrictions on the ownership and transfer of shares of its common stock. We are FelCor's only source of income. Accordingly, we are required to make distributions on its units sufficient to enable FelCor to pay out enough of its taxable income to satisfy its distribution requirement. If FelCor fails to qualify as a REIT, we would be required to distribute to FelCor the funds necessary to pay income taxes..

We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

10.   Income Taxes — (continued)

Reconciliation between our TRS's GAAP net income (loss) and taxable gain (loss):

The following table reconciles our TRS's GAAP net income (loss) to taxable income (loss) (in thousands):

	Year Ended December 31,		
	2010	**2009**	**2008**
GAAP consolidated net loss attributable to FelCor LP	$ (223,922)	$ (108,794)	$ (121,678)
GAAP net loss not related to taxable subsidiary	173,376	67,649	86,720
GAAP net loss of taxable subsidiaries	(50,546)	(41,145)	(34,958)
Impairment loss not deductible for tax	8,852	—	—
Tax gain (loss) in excess of book gains on sale of hotels	—	(1,821)	(346)
Depreciation and amortization[(a)]	(106)	(269)	(482)
Employee benefits not deductible for tax	3,534	(4,205)	(4,224)
Unearned fee reductions	916	4,828	—
Tax adjustment to lease expense[(b)]	40,572	11,769	11,773
Other book/tax differences	5,251	7,799	(8)
Tax gain (loss) of taxable subsidiaries before utilization of net operating losses	8,473	(23,044)	(28,245)
Utilization of net operating loss	(8,473)	—	—
Net tax gain (loss) of taxable subsidiaries	$ —	$ (23,044)	$ (28,245)

(a)   The changes in book/tax differences in depreciation and amortization principally result from book and tax basis differences, differences in depreciable lives and accelerated depreciation methods.

(b)   For tax purposes, we record a reduction in intercompany rent between FelCor's REIT entities and TRS entities.

Summary of TRS's net deferred tax asset:

Our TRS had a deferred tax asset, on which we had a 100% valuation allowance, primarily comprised of the following (in thousands)

	December 31,	
	2010	**2009**
Accumulated net operating losses of our TRS	$ 125,085	$ 128,305
Tax property basis in excess of book	2,822	—
Accrued employee benefits not deductible for tax	984	3,967
Other	997	147
Gross deferred tax assets	129,888	132,419
Valuation allowance	(127,795)	(132,291)
Deferred tax asset after valuation allowance	2,093	128
Other - deferred tax liability	(2,093)	(128)
Net deferred tax asset	$ —	$ —

10.   Income Taxes — (continued)

We have provided a valuation allowance against our deferred tax asset at December 31, 2010 and 2009, that results in no net deferred tax asset at December 31, 2010 and 2009 due to the uncertainty of realization (because of historical operating losses). Accordingly, no provision or benefit for income taxes is reflected in the accompanying Consolidated Statements of Operations. At December 31, 2010, our TRS had net operating loss carryforwards for federal income tax purposes of $329.2 million, which are available to offset future taxable income, if any, and do not begin to expire until 2022.

Reconciliation between FelCor's REIT GAAP net income (loss) and taxable income:

The following table reconciles FelCor's REIT GAAP net income (loss) to taxable income (in thousands):

	Year Ended December 31,		
	2010	**2009**	**2008**
GAAP net loss not related to taxable subsidiary	$ (173,376)	$ (67,649)	$ (86,720)
Losses (income) allocated to unitholders other than FelCor	881	672	2,433
GAAP net loss from REIT operations	(172,495)	(66,977)	(84,287)
Book/tax differences, net:			
Depreciation and amortization[(a)]	(11,308)	(11,608)	(21,927)
Noncontrolling interests	(1,631)	(222)	(2,889)
Equity in loss from unconsolidated entities	—	2,068	12,696
Tax gain (loss) on dispositions in excess of book	17,274	(26,922)	—
Impairment loss not deductible for tax	164,861	3,448	107,963
Liquidated damages	—	(1,000)	11,060
Tax adjustment to lease revenue[(b)]	(39,962)	(11,769)	(11,773)
Other	(6,548)	6,431	704
Taxable income (loss) subject to distribution requirement[(c)]	$ (49,809)	$ (106,551)	$ 11,547

(a)   Book/tax differences in depreciation and amortization principally result from differences in depreciable lives and accelerated depreciation methods.

(b)   For tax purposes, we record a reduction in intercompany rent between FelCor's REIT entities and TRS entities.

(c)   The dividend distribution requirement is 90% of taxable income.

At December 31, 2010, FelCor had net operating loss carryforwards for federal income tax purposes of $169.4 million, which it expects to use to offset future distribution requirements.

11.   Redeemable Operating Partnership Units and Partners' Capital

At the request of our limited partners, we are required to exchange their limited partnership units for a like number of shares of FelCor common stock or, at the option of FelCor, the cash equivalent thereof. Due to these redemption rights, we excluded these limited partnership units from partners' capital on our balance sheet and included them in redeemable units. These redeemable units are measured at redemption value at the end of the periods presented. At December 31, 2010 and 2009 there were 284,725 and 294,960 redeemable units outstanding, respectively. During 2010, 2009, and and 2008, limited partners exchanged 10,235 units, 883 units and 1,057,928 units, respectively, for a like number of shares of FelCor common stock.

11.   Redeemable Operating Partnership Units and Partners' Capital — (continued)

FelCor, as our sole general partner, is obligated to contribute the net proceeds from any issuance of its equity securities to us in exchange for units, corresponding in number and terms to the equity securities issued. We may also issue limited partnership units to third parties in exchange for cash or property.

FelCor's Preferred Stock

FelCor's Board of Directors is authorized to provide for the issuance of up to 20 million shares of preferred stock in one or more series, to establish the number of shares in each series, to fix the designation, powers, preferences and rights of each such series, and the qualifications, limitations or restrictions thereof.

Our Series A preferred units bear an annual cumulative distribution payable in arrears equal to the greater of $1.95 per unit or the cash distributions declared or paid for the corresponding period on the number of common units into which the Series A preferred units are then convertible. Each unit of the Series A preferred units is convertible at the unitholder's option to 0.7752 units of common partnership units, subject to certain adjustments.

Our 8% Series C Cumulative Redeemable preferred units, or Series C preferred units, bear an annual cumulative distribution of 8% of the liquidation preference (equivalent to $2.00 per depositary unit). We may call the Series C preferred units and the corresponding depositary units at $25 per depositary unit. These units have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any of our other securities. The Series C preferred units have a liquidation preference of $2,500 per unit (equivalent to $25 per depositary unit).

In January 2011, we reinstated our current quarterly preferred distributions and paid current quarterly preferred distributions of $9.7 million. We cannot pay any common distributions unless and until all accrued and current preferred distributions are paid. FelCor's Board of Directors will determine whether and when to declare future distributions (including the accrued but unpaid preferred distributions) based upon various factors, including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as FelCor's minimum REIT distribution requirements.

12.   Hotel Operating Revenue, Departmental Expenses and Other Property Operating Costs

Hotel operating revenue from continuing operations was comprised of the following (in thousands):

| | **Year Ended December 31,** | | |
	2010	**2009**	**2008**
Room revenue	$ 688,357	$ 649,671	$ 788,091
Food and beverage revenue	137,716	124,769	154,405
Other operating departments	54,621	53,308	57,907
Total hotel operating revenue	$ 880,694	$ 827,748	$ 1,000,403

Nearly 100% of our revenue in all periods presented was comprised of hotel operating revenues, which includes room revenue, food and beverage revenue, and revenue from other operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue was from condominium management fee income and other sources.

12.   **Hotel Operating Revenue, Departmental Expenses and Other Property Operating Costs — (continued)**

Hotel departmental expenses from continuing operations were comprised of the following (in thousands):

| | Year Ended December 31, | | |
	2010	2009	2008
Room	$ 185,714	$ 172,026	$ 191,838
Food and beverage	108,944	100,709	119,793
Other operating departments	24,801	24,481	26,571
Total hotel departmental expenses	$ 319,459	$ 297,216	$ 338,202

Other property operating costs from continuing operations were comprised of the following (in thousands):

| | Year Ended December 31, | | |
	2010	2009	2008
Hotel general and administrative expense	$ 81,898	$ 75,594	$ 86,931
Marketing	74,809	68,806	80,584
Repair and maintenance	47,908	45,357	50,424
Utilities	45,975	45,476	49,056
Total other property operating costs	$ 250,590	$ 235,233	$ 266,995

Hotel departmental expenses and other property operating costs include hotel compensation and benefit expenses of $273.0 million, $260.7 million, and $293.80 million for the year ended December 31, 2010, 2009 and 2008, respectively.

13.   Taxes, Insurance and Lease Expenses

Taxes, insurance and lease expenses from continuing operations were comprised of the following (in thousands):

| | Year Ended December 31, | | |
	2010	2009	2008
Hotel lease expense[a]	$ 36,327	$ 34,187	$ 46,264
Land lease expense[b]	10,210	9,507	11,500
Real estate and other taxes	30,756	30,481	28,546
Property insurance, general liability insurance and other	11,762	11,568	12,588
Total taxes, insurance and lease expense	$ 89,055	$ 85,743	$ 98,898

(a)   Hotel lease expense is recorded by the consolidated operating lessees of 12 hotels owned by unconsolidated entities, and is partially (generally 49%) offset through noncontrolling interests in other partnerships. Our 50% share of the corresponding lease income is recorded through equity in income from unconsolidated entities. Hotel lease expense includes percentage rent of $15.0 million, $13.0 million and $24.7 million for the year ended December 31, 2010, 2009, and 2008 respectively.

(b)   Land lease expense includes percentage rent of $4.1 million, $3.6 million and $5.5 million for the year ended December 31, 2010, 2009, and 2008, respectively.

14.   Land Leases and Hotel Rent

We lease land occupied by certain hotels from third parties under various operating leases that expire through 2089. Certain land leases contain contingent rent features based on gross revenue at the respective hotels. In addition, we recognize rent expense for 13 hotels that are owned by unconsolidated entities and are leased to our consolidated lessees. These leases expire through 2014 and require the payment of base rents and contingent rent based on revenues at the respective hotels. Future minimum lease payments under our land lease obligations and hotel leases at December 31, 2010, were as follows (in thousands):

Year	
2011	$ 26,992
2012	24,135
2013	5,997
2014	5,866
2015	5,821
2016 and thereafter	274,613
	$ 343,424

15.   Earnings Per Unit

On January 1, 2009, we adopted a policy that treats unvested FelCor share-based payment awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities for computation of earnings per unit (pursuant to the two-class method). We retrospectively adjusted all prior-period earnings per unit data accordingly. The revised diluted earnings per common unit amounts were reduced from their originally reported amounts by $0.02 for the year ended 2008.

The following table sets forth the computation of basic and diluted earnings (loss) per unit (in thousands, except per unit data):

	Year Ended December 31,		
	2010	**2009**	**2008**
Numerator:			
Net loss attributable to FelCor LP	$ (223,922)	$ (108,794)	$ (121,678)
Discontinued operations attributable to FelCor LP	43,829	13,245	79,213
Loss from continuing operations attributable to FelCor LP	(180,093)	(95,549)	(42,465)
Less: Preferred distributions	(38,713)	(38,713)	(38,713)
Dividends declared on FelCor's unvested restricted stock compensation	—	—	(1,041)
Loss from continuing operations attributable to FelCor LP common unitholders	(218,806)	(134,262)	(82,219)
Discontinued operations attributable to FelCor LP	(43,829)	(13,245)	(79,213)
Numerator for basic and diluted loss attributable to FelCor LP common unitholders	$ (262,635)	$ (147,507)	$ (161,432)
Denominator:			
Denominator for basic and diluted loss per unit	80,905	63,410	63,178
Basic and diluted loss per unit data:			
Loss from continuing operations	$ (2.70)	$ (2.12)	$ (1.30)
Discontinued operations	$ (0.54)	$ (0.21)	$ (1.25)
Net loss	$ (3.25)	$ (2.33)	$ (2.56)

Securities that could potentially dilute basic earnings per unit in the future that were not included in computation of diluted earnings (loss) per unit, because they would have been antidilutive for the periods presented, are as follows (unaudited, in thousands):

	2010	2009	2008
Series A convertible preferred units	9,985	9,985	9,985

Series A preferred distributions that would be excluded from net income (loss) available to FelCor LP common unitholders, if the Series A preferred units were dilutive, were $25.1 million for all periods presented.

16.   Commitments, Contingencies and Related Party Transactions

Until mid-2010 FelCor shared the executive offices and certain employees with TCOR Holdings, LLC (controlled by Thomas J. Corcoran, Jr., Chairman of FelCor's Board of Directors), and TCOR Holdings, LLC paid its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. All allocations of shared expenses were approved by a majority of FelCor's independent directors. TCOR Holdings, LLC paid approximately $19,000, $42,000, and $60,000 for shared office costs in 2010, 2009 and 2008, respectively. We do not currently share any costs with TCOR Holdings, LLC.

Our property insurance has a $100,000 "all-risk" deductible, a 5% deductible (insured value) for named windstorm coverage and for California earthquake coverage.   Substantial uninsured or not fully-insured losses would have a material adverse impact on our operating results, cash flows and financial condition. Catastrophic losses, such as the losses caused by hurricanes in 2005, could make the cost of insuring against these types of losses prohibitively expensive or difficult to find. In an effort to limit the cost of insurance, we purchase catastrophic insurance coverage based on probable maximum losses based on 250-year events and have only purchased terrorism insurance to the extent required by our lenders. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 54 of our hotels. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible.

There is no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of these claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us*.*

Our hotels are operated under various management agreements that call for base management fees, which generally range from 1 – 3% of the hotel's total revenue to the sum of 2% of the hotel's total revenue plus 5% of the hotel's room revenue and generally have an incentive provision related to the hotel's profitability. In addition, the management agreements generally require us to invest approximately 3% to 5% of revenues for capital expenditures. The management agreements have terms from 5 to 20 years and generally have renewal options.

The management agreements governing the operations of 34 of our Consolidated Hotels contain the right and license to operate the hotel under the specified brands. The remaining 41 Consolidated Hotels operate under franchise or license agreements that are separate from our management agreements. Typically, our franchise or license agreements provide for a license fee or royalty of 4% to 5% of room revenues. In the event we breach one of these agreements, in addition to losing the right to use the brand name for the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years.

In 2009, we sold two Holiday Inn hotels in Florida operating under management agreements with IHG. These hotels were originally designated for redevelopment with condominiums, but market conditions in Florida no longer make these condominium projects feasible. We also determined that the major capital expenditures necessary to retain the Holiday Inn flags at these hotels were not in the best interests of our unitholders, given the shortened hold period for these hotels. Liquidated damages were computed based on operating results of a hotel prior to termination.   The aggregate liquidated damages related to these hotels was approximately $11 million. We accrued the full amount of liquidated damages in 2008, which were paid in full in January 2011.

17.   Supplemental Cash Flow Disclosure

As a result of the exchange of 10,235 partnership units and 883 partnership units, respectively, for FelCor's common stock in 2010 and 2009, respectively, we recorded a reduction in redeemable units of $65,000 in 2010 and $3,000 in 2009 and a corresponding increase in partners' capital.

For the year ended December 31, 2010, our repayment of borrowings consisted of retirement of debt of $387.8 million, and normal recurring principal payments of $13.2 million.

Depreciation and amortization expense is comprised of the following (in thousands):

	Year Ended December 31,		
	2010	**2009**	**2008**
Depreciation and amortization from continuing operations	$ 136,931	$ 134,860	$ 125,077
Depreciation and amortization from discontinued operations	10,732	15,228	16,591
Total depreciation and amortization expense	$ 147,663	$ 150,088	$ 141,668

For the year ended December 31, 2009, our repayment of borrowings consisted of retirement of debt of $544.3 million, payments on our line of credit of $213.0 million, and normal recurring principal payments of $15.1 million.

18.   FelCor's Stock Based Compensation Plans

FelCor sponsors two restricted stock and stock option plans, or the Plans. FelCor is authorized to issue 3,550,000 shares of its common stock under the Plans pursuant to awards granted in the form of incentive stock options, non-qualified stock options, and restricted stock. All outstanding options have 10-year contractual terms and vest either over four or five equal annual installments beginning in the year following the date of grant or 100% at the end of a four-year vesting term. Stock grants vest either over three to five years in equal annual installments or over a four year schedule, subject to time-based and performance-based vesting. There were 178,083 shares available for grant under the Plans at December 31, 2010.

18. FelCor's Stock Based Compensation Plans — (continued)

FelCor's Stock Options

A summary of the status of FelCor's non-qualified stock options granted under the Plans as of December 31, 2010, 2009 and 2008, and the changes during these years, is presented in the following tables:

	2010		2009		2008	
	Shares of Underlying Options	Weighted Average Exercise Prices	Shares of Underlying Options	Weighted Average Exercise Prices	Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	40,000	$ 18.05	40,000	$ 18.05	161,356	$ 21.11
Forfeited or expired	(25,000)	$ 19.50	—	$ —	(121,356)	$ 22.13
Outstanding at end of year	15,000	$ 15.62	40,000	$ 18.05	40,000	$ 18.05
Exercisable at end of year	15,000	$ 15.62	40,000	$ 18.05	40,000	$ 18.05

	Options Exercisable and Outstanding		
Range of Exercise Prices	Number Outstanding at 12/31/10	Wgtd. Avg. Life Remaining	Wgtd Avg. Exercise Price
$ 15.62	15,000	0.85	$ 15.62

The weighted average fair value of options granted during 2001 using the Black-Scholes option pricing model, was $0.85 per share. FelCor has not issued stock options since 2001.

18. **FelCor's Stock Based Compensation Plans — (continued)**

FelCor's Restricted Stock

A summary of the status of FelCor's restricted stock grants as of December 31, 2010, 2009 and 2008, and the changes during these years is presented below:

	2010		2009		2008	
	Shares	**Weighted Average Fair Market Value at Grant**	**Shares**	**Weighted Average Fair Market Value at Grant**	**Shares**	**Weighted Average Fair Market Value at Grant**
Outstanding at beginning of the year	4,255,187	$ 10.90	2,829,330	$ 15.20	2,329,230	$ 15.85
Granted[a]:						
With immediate vesting[b]	16,166	$ 4.21	16,000	$ 1.01	45,800	$ 12.20
With 3-year pro rata vesting	—	$ —	1,444,810	$ 2.64	—	$ —
With 4-year pro rata vesting	—	$ —	—	$ —	449,300	$ 12.20
With 5-year pro rata vesting	—	$ —	—	$ —	5,000	$ 12.20
Forfeited	(71,264)	$ 21.71	(34,953)	$ 12.52	—	
Outstanding at end of year	4,200,089	$ 10.69	4,255,187	$ 10.90	2,829,330	$ 15.20
Vested at end of year	(2,645,272)	$ 13.00	(1,774,839)	$ 14.06	(1,483,976)	$ 14.09
Unvested at end of year	1,554,817	$ 6.76	2,480,348	$ 8.65	1,345,354	$ 16.44

  (a) All shares granted are issued out of treasury.
  (b) Shares awarded to FelCor's directors.

The unearned compensation cost of FelCor's granted but unvested restricted stock as of December 31, 2010 was $5.4 million. The weighted average period over which this cost is to be amortized is approximately two years.

19. **Employee Benefits**

We have no employees. FelCor as our sole general partner performs our management functions. FelCor offers a 401(k) retirement savings plan and health insurance benefits to its employees. FelCor's matching contribution to its 401(k) plan totaled $1.0 million during 2010 and $900,000 for each of 2009 and 2008. Health insurance benefits cost $900,000 during 2010, $800,000 during 2009 and $900,000 during 2008.

The employees at our hotels are employees of the respective management companies. Under the management agreements, we reimburse the management companies for the compensation and benefits related to the employees who work at our hotels. We are not, however, the sponsors of their employee benefit plans and have no obligation to fund these plans.

20.   Segment Information

We have determined that our business is conducted in one operating segment because of the similar economic characteristics of our hotels.

The following table sets forth revenues from continuing operations and investment in hotel assets represented by the following geographical areas (in thousands):

	Revenue For the Year Ended December 31,			Investment in Hotel Assets as of December 31,		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
California	$ 224,155	$ 211,124	$ 258,748	$ 505,753	$ 527,345	$ 526,770
Florida	136,506	138,709	168,621	348,823	405,479	455,636
Texas	86,131	84,430	102,583	175,483	203,841	214,294
Georgia	51,734	48,930	58,345	109,677	126,118	126,851
Other states	356,412	323,023	382,418	795,596	859,852	904,105
Canada	28,930	24,375	32,609	50,447	57,759	51,370
Total	$ 883,868	$ 830,591	$ 1,003,324	$ 1,985,779	$ 2,180,394	$ 2,279,026

21. Quarterly Operating Results (unaudited)

Our unaudited consolidated quarterly operating data for the years ended December 31, 2010 and 2009 follows (in thousands, except per unit data). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in partners' capital and cash flows for a period of several years.

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 208,426	$ 228,711	$ 225,658	$ 221,073
Income (loss) from continuing operations	$ (38,395)	$ 23,084	$ (62,299)	$ (103,481)
Discontinued operations	$ (24,547)	$ (1,094)	$ (26,981)	$ 7,876
Net income (loss) attributable to FelCor LP	$ (62,713)	$ 21,665	$ (89,107)	$ (93,767)
Net income (loss) attributable to FelCor LP common unitholders	$ (72,391)	$ 11,987	$ (98,785)	$ (103,446)
Comprehensive income (loss) attributable to FelCor LP	$ (60,634)	$ 18,934	$ (87,180)	$ (92,105)
Basic per common unit data:				
Net income (loss) from continuing operations	$ (0.75)	$ 0.19	$ (0.75)	$ (1.17)
Discontinued operations	$ (0.38)	$ (0.02)	$ (0.28)	$ 0.09
Net income (loss)	$ (1.14)	$ 0.17	$ (1.04)	$ (1.08)
Basic weighted average common units outstanding	63,770	66,826	95,329	95,780
Diluted weighted average common units outstanding	63,770	66,826	95,329	95,780

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 208,392	$ 215,358	$ 206,687	$ 200,154
Loss from continuing operations	$ (18,221)	$ (10,565)	$ (19,293)	$ (47,767)
Discontinued operations	$ (3,201)	$ (403)	$ (6,181)	$ (3,460)
Net loss attributable to FelCor LP	$ (21,206)	$ (11,292)	$ (25,300)	$ (50,996)
Net loss attributable to FelCor LP common unitholders	$ (30,884)	$ (20,970)	$ (34,978)	$ (60,675)
Comprehensive income (loss) attributable to FelCor LP	$ (22,915)	$ (7,133)	$ (20,593)	$ (49,934)
Basic per common unit data:				
Net loss from continuing operations	$ (0.44)	$ (0.32)	$ (0.45)	$ (0.90)
Discontinued operations	$ (0.05)	$ (0.01)	$ (0.10)	$ (0.05)
Net loss	$ (0.49)	$ (0.33)	$ (0.55)	$ (0.96)
Basic weighted average common units outstanding	63,285	63,397	63,417	63,383
Diluted weighted average common units outstanding	63,285	63,397	63,417	63,383

22. Consolidating Financial Information

Certain of our wholly-owned subsidiaries (FelCor/CSS Holdings, L.P.; FelCor Lodging Holding Company, L.L.C.; FelCor TRS Borrower 1, L.P.; FelCor TRS Borrower 4, L.L.C.; FelCor TRS Holdings, L.L.C.; FelCor Canada Co.; FelCor/St. Paul Holdings, L.P.; FelCor Hotel Asset Company, L.L.C.; FelCor Copley Plaza, L.L.C.; FelCor St. Pete (SPE), L.L.C.; FelCor Esmeralda (SPE), L.L.C.; and Los Angeles International Airport Hotel Associates, a Texas L.P., collectively, "Subsidiary Guarantors"), together with FelCor, guarantee, fully and unconditionally, and jointly and severally, our senior debt. The following tables present consolidating information for the Subsidiary Guarantors.

CONSOLIDATING BALANCE SHEET
December 31, 2010
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net investment in hotel properties	$ 76,763	$ 720,093	$ 1,188,923	$ —	$ 1,985,779
Equity investment in consolidated entities	1,025,818	—	—	(1,025,818)	—
Investment in unconsolidated entities	61,833	12,594	1,493	—	75,920
Cash and cash equivalents	155,350	43,647	1,975	—	200,972
Restricted cash	—	6,347	10,355	—	16,702
Accounts receivable	642	27,190	19	—	27,851
Deferred expenses	11,366	—	8,574	—	19,940
Other assets	7,112	20,325	4,834	—	32,271
Total assets	$ 1,338,884	$ 830,196	$ 1,216,173	$ (1,025,818)	$ 2,359,435
Debt	$ 658,168	$ —	$ 890,141	$ —	$ 1,548,309
Distributions payable	76,293	—	—	—	76,293
Accrued expenses and other liabilities	33,836	100,007	10,608	—	144,451
Total liabilities	768,297	100,007	900,749	—	1,769,053
Redeemable units, at redemption value	2,004	—	—	—	2,004
Preferred units	478,774	—	—	—	478,774
Common units	89,809	704,117	295,127	(1,025,818)	63,235
Accumulated other comprehensive income	—	26,574	—	—	26,574
Total FelCor LP partners' capital	568,583	730,691	295,127	(1,025,818)	568,583
Noncontrolling interests	—	(502)	20,297	—	19,795
Total capital	568,583	730,189	315,424	(1,025,818)	588,378
Total liabilities and capital	$ 1,338,884	$ 830,196	$ 1,216,173	$ (1,025,818)	$ 2,359,435

22.   Consolidating Financial Information - (continued)

CONSOLIDATING BALANCE SHEET
December 31, 2009
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Net investment in hotel properties	$ 62,691	$ 680,125	$ 1,437,578	$ —	$ 2,180,394
Equity investment in consolidated entities	1,015,822	—	—	(1,015,822)	—
Investment in unconsolidated entities	66,968	13,572	1,500	—	82,040
Cash and cash equivalents	224,526	36,834	2,171	—	263,531
Restricted cash	—	3,472	15,236	—	18,708
Accounts receivable	763	27,911	4	—	28,678
Deferred expenses	12,280	—	7,697	—	19,977
Other assets	6,308	22,813	3,545	—	32,666
Total assets	$ 1,389,358	$ 784,727	$ 1,467,731	$(1,015,822)	$ 2,625,994
Debt	$ 659,105	$ 178,289	$ 935,920	$ —	$ 1,773,314
Distributions payable	37,580	—	—	—	37,580
Accrued expenses and other liabilities	31,495	86,864	12,980	—	131,339
Total liabilities	728,180	265,153	948,900	—	1,942,233
Redeemable units, at redemption value	1,062	—	—	—	1,062
Preferred units	478,774	—	—	—	478,774
Common units	181,342	495,620	496,565	(1,015,822)	157,705
Accumulated other comprehensive income	—	23,637	—	—	23,637
Total FelCor LP partners' capital	660,116	519,257	496,565	(1,015,822)	660,116
Noncontrolling interests	—	317	22,266	—	22,583
Total capital	660,116	519,574	518,831	(1,015,822)	682,699
Total liabilities and capital	$ 1,389,358	$ 784,727	$ 1,467,731	$(1,015,822)	$ 2,625,994

22.   Consolidating Financial Information - (continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues:					
Hotel operating revenue	$ —	$ 880,694	$ —	$ —	$ 880,694
Percentage lease revenue	8,454	—	166,948	(175,402)	—
Other revenue	4	2,846	324	—	3,174
Total revenue	8,458	883,540	167,272	(175,402)	883,868
Expenses:					
Hotel operating expenses	—	611,409	—	—	611,409
Taxes, insurance and lease expense	1,313	239,682	23,462	(175,402)	89,055
Corporate expenses	797	16,299	13,651	—	30,747
Depreciation and amortization	5,769	46,084	85,078	—	136,931
Impairment loss	—	31,846	83,427	—	115,273
Other expenses	17	3,678	(415)	—	3,280
Total operating expenses	7,896	948,998	205,203	(175,402)	986,695
Operating income	562	(65,458)	(37,931)	—	(102,827)
Interest expense, net	(81,494)	(4,770)	(53,229)	—	(139,493)
Charges related to debt extinguishment	(1,658)	46,436	(465)	—	44,313
Loss before equity in income from unconsolidated entities and noncontrolling interests	(82,590)	(23,792)	(91,625)	—	(198,007)
Equity in loss from consolidated entities	(152,326)	—	—	152,326	—
Equity in loss from unconsolidated entities	17,218	(618)	316	—	16,916
Net loss from continuing operations	(217,698)	(24,410)	(91,309)	152,326	(181,091)
Discontinued operations from consolidated entities	(6,224)	(2,248)	(36,274)	—	(44,746)
Net loss	(223,922)	(26,658)	(127,583)	152,326	(225,837)
Net (income) loss attributable to noncontrolling interests	—	1,135	780	—	1,915
Net loss attributable to FelCor LP	(223,922)	(25,523)	(126,803)	152,326	(223,922)
Preferred distributions	(38,713)	—	—	—	(38,713)
Net loss applicable to FelCor LP unitholders	$ (262,635)	$ (25,523)	$ (126,803)	$ 152,326	$ (262,635)

22. Consolidating Financial Information - (continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues:					
Hotel operating revenue	$ —	$ 827,748	$ —	$ —	$ 827,748
Percentage lease revenue	12,227	—	140,762	(152,989)	—
Other revenue	6	2,535	302	—	2,843
Total revenue	12,233	830,283	141,064	(152,989)	830,591
Expenses:					
Hotel operating expenses	—	572,207	—	—	572,207
Taxes, insurance and lease expense	2,125	214,080	22,527	(152,989)	85,743
Corporate expenses	772	13,906	9,538	—	24,216
Depreciation and amortization	7,956	49,181	77,723	—	134,860
Other expenses	95	3,793	137	—	4,025
Total operating expenses	10,948	853,167	109,925	(152,989)	821,051
Operating income	1,285	(22,884)	31,139	—	9,540
Interest expense, net	(43,507)	(12,555)	(43,512)	—	(99,574)
Charges related to debt extinguishment	(1,721)	—	—	—	(1,721)
Loss before equity in income from unconsolidated entities and noncontrolling interests	(43,943)	(35,439)	(12,373)	—	(91,755)
Equity in loss from consolidated entities	(62,653)	—	—	62,653	—
Equity in loss from unconsolidated entities	(1,899)	(755)	(2,160)	—	(4,814)
Gain on sale of assets	—	—	723	—	723
Net loss from continuing operations	(108,495)	(36,194)	(13,810)	62,653	(95,846)
Discontinued operations from consolidated entities	(299)	(10,227)	(2,719)	—	(13,245)
Net loss	(108,794)	(46,421)	(16,529)	62,653	(109,091)
Net (income) loss attributable to noncontrolling interests	—	(180)	477	—	297
Net loss attributable to FelCor LP	(108,794)	(46,601)	(16,052)	62,653	(108,794)
Preferred distributions	(38,713)	—	—	—	(38,713)
Net loss applicable to FelCor LP unitholders	$ (147,507)	$ (46,601)	$ (16,052)	$ 62,653	$ (147,507)

22. Consolidating Financial Information - (continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Revenues:					
Hotel operating revenue	$ —	$ 1,000,403	$ —	$ —	$ 1,000,403
Percentage lease revenue	21,972	—	130,649	(152,621)	—
Other revenue	13	2,842	66	—	2,921
Total revenue	21,985	1,003,245	130,715	(152,621)	1,003,324
Expenses:					
Hotel operating expenses	—	656,691	—	—	656,691
Taxes, insurance and lease expense	2,950	231,605	16,964	(152,621)	98,898
Corporate expenses	719	14,207	5,772	—	20,698
Depreciation and amortization	9,171	59,706	56,200	—	125,077
Impairment loss	—	38,455	—	—	38,455
Other expenses	487	5,071	174	—	5,732
Total operating expenses	13,327	1,005,735	79,110	(152,621)	945,551
Operating income	8,658	(2,490)	51,605	—	57,773
Interest expense, net	(38,046)	(20,552)	(32,612)	—	(91,210)
Loss before equity in income from unconsolidated entities and noncontrolling interests	(29,388)	(23,042)	18,993	—	(33,437)
Equity in loss from consolidated entities	(96,825)	—	—	96,825	—
Equity in loss from unconsolidated entities	931	(7,821)	(4,042)	—	(10,932)
Gain on sale of assets	2,005	246	844	—	3,095
Net loss from continuing operations	(123,277)	(30,617)	15,795	96,825	(41,274)
Discontinued operations from consolidated entities	1,599	(60,343)	(20,469)	—	(79,213)
Net loss	(121,678)	(90,960)	(4,674)	96,825	(120,487)
Net (income) loss attributable to noncontrolling interests	—	(1,037)	(154)	—	(1,191)
Net loss attributable to FelCor LP	(121,678)	(91,997)	(4,828)	96,825	(121,678)
Preferred distributions	(38,713)	—	—	—	(38,713)
Net loss applicable to FelCor LP unitholders	$ (160,391)	$ (91,997)	$ (4,828)	$ 96,825	$ (160,391)

FELCOR LODGING LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.   Consolidating Financial Information - (continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Total Consolidated
Cash flows from (used in) operating activities	$ (64,668)	$ 20,644	$ 102,836	$ 58,812
Cash flows from (used in) investing activities	20,366	(114,324)	(25,504)	(119,462)
Cash flows from (used in) financing activities	(24,874)	100,111	(77,528)	(2,291)
Effect of exchange rates changes on cash	—	382	—	382
Change in cash and cash equivalents	(69,176)	6,813	(196)	(62,559)
Cash and cash equivalents at beginning of period	224,526	36,834	2,171	263,531
Cash and equivalents at end of period	$ 155,350	$ 43,647	$ 1,975	$ 200,972

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Total Consolidated
Cash flows from (used in) operating activities	$ (12,636)	$ 3,073	$ 82,470	$ 72,907
Cash flows from (used in) investing activities	3,876	(17,111)	(33,728)	(46,963)
Cash flows from (used in) financing activities	225,567	9,282	(49,021)	185,828
Effect of exchange rates changes on cash	—	1,572	—	1,572
Change in cash and cash equivalents	216,807	(3,184)	(279)	213,344
Cash and cash equivalents at beginning of period	7,719	40,018	2,450	50,187
Cash and equivalents at end of period	$ 224,526	$ 36,834	$ 2,171	$ 263,531

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008
(in thousands)

	FelCor LP	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Total Consolidated
Cash flows from (used in) operating activities	$ (14,008)	$ 71,919	$ 95,252	$ 153,163
Cash flows from (used in) investing activities	18,617	(80,473)	(53,823)	(115,679)
Cash flows from (used in) financing activities	(4,779)	7,018	(45,348)	(43,109)
Effect of exchange rates changes on cash	—	(1,797)	—	(1,797)
Change in cash and cash equivalents	(170)	(3,333)	(3,919)	(7,422)
Cash and cash equivalents at beginning of period	7,889	43,351	6,369	57,609
Cash and equivalents at end of period	$ 7,719	$ 40,018	$ 2,450	$ 50,187

23.   Subsequent Events (unaudited)

In March 2011, we established a $225 million secured line of credit with a group of seven banks. At the same time, we repaid a $198.3 million secured loan and a $28.8 million secured loan with a combination of $52.1 million of cash on hand and funds drawn under our new line of credit (all of which has subsequently been repaid). The repaid loans would have matured in 2013 and 2012 (including extensions), respectively, and were secured by mortgages on 11 hotels. Those same hotels secure repayment of amounts outstanding under the line of credit. The credit facility bears interest at LIBOR, plus 4.5%, with no LIBOR floor.

In April 2011, FelCor sold 27.6 million shares of its common stock at $6.00 per share in a public offering. The net proceeds from the offering were $158 million and were contributed to us in exchange for a like number of common units. Net proceeds from this offering (after underwriting discounts and commissions) were used to redeem $144 million of our 10% senior notes.

In May 2011, our wholly-owned subsidiary issued $525.0 million in aggregate principal amount of its 6.75% senior secured notes due 2019. Net proceeds after initial purchasers' discount and expenses were approximately $511 million, a portion of which was used to acquire in May 2011 two midtown Manhattan hotels, Royalton and Morgans (282 guest rooms, in total), for $140.0 million, with the remainder available for general corporate purposes.

In May and July 2011, we sold six hotels that are included discontinued operations for combined gross proceeds of $99 million. We repaid loans aggregating $80.3 million related to the sale of four of these hotels.

In June 2011, we repaid the remaining outstanding $46.4 million of our 9% senior notes when they matured.

FELCOR LODGING LIMITED PARTNERSHIP
Schedule III – Real Estate and Accumulated Depreciation
as of December 31, 2010
(in thousands)

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period						
Location	**Encumbrances**	**Land**	**Building and Improvements**	**Land**	**Building and Improvements**	**Land**	**Building and Improvements**	**Total**	**Accumulated Depreciation Buildings & Improvements**	**Year Opened**	**Date Acquired**	**Life Upon Which Depreciation is Computed**
Birmingham, AL (a)	$ 17,048	$ 2,843	$ 29,286	$ —	$ 4,224	$ 2,843	$ 33,510	$ 36,353	$ 11,703	1987	1/3/1996	15 - 40 Yrs
Phoenix - Biltmore, AZ (a)	18,850	4,694	38,998	—	3,653	4,694	42,651	47,345	15,337	1985	1/3/1996	15 - 40 Yrs
Phoenix – Crescent, AZ (b)	—	3,608	29,583	—	1,774	3,608	31,357	34,965	10,512	1986	6/30/1997	15 - 40 Yrs
Phoenix – Tempe, AZ (a)	22,944	3,951	34,371	—	2,831	3,951	37,202	41,153	11,356	1986	5/4/1998	15 - 40 Yrs
Anaheim – North, CA (a)	23,595	2,548	14,832	—	1,900	2,548	16,732	19,280	6,058	1987	1/3/1996	15 - 40 Yrs
Dana Point – Doheny Beach, CA (c)	18,125	1,787	15,545	—	3,349	1,787	18,894	20,681	6,262	1992	2/21/1997	15 - 40 Yrs
Indian Wells – Esmeralda Resort & Spa, CA (d)	—	30,948	73,507	—	1,784	30,948	75,291	106,239	5,687	1989	12/16/2007	15 - 40 Yrs
Los Angeles – International Airport – South, CA (a)	—	2,660	17,997	—	1,863	2,660	19,860	22,520	7,785	1985	3/27/1996	15 - 40 Yrs
Milpitas – Silicon Valley, CA(a)	11,085	4,021	23,677	—	3,590	4,021	27,267	31,288	9,755	1987	1/3/1996	15 - 40 Yrs
Napa Valley, CA (a)	15,508	2,218	14,205	—	2,853	2,218	17,058	19,276	5,926	1985	5/8/1996	15 - 40 Yrs
Oxnard - Mandalay Beach – Hotel & Resort, CA (a)	34,381	2,930	22,125	—	7,845	2,930	29,970	32,900	9,805	1986	5/8/1996	15 - 40 Yrs
San Diego – On the Bay, CA (e)	(j)	—	68,229	—	8,659	—	76,888	76,888	28,644	1965	7/28/1998	15 - 40 Yrs
San Francisco – Airport/ Burlingame, CA (a)	(j)	—	39,929	—	2,172	—	42,101	42,101	15,493	1986	11/6/1995	15 - 40 Yrs
San Francisco – Airport/South San Francisco, CA (a)	24,312	3,418	31,737	—	3,667	3,418	35,404	38,822	12,791	1988	1/3/1996	15 - 40 Yrs
San Francisco - Fisherman's Wharf, CA (e)	(j)	—	61,883	—	3,064	—	64,947	64,947	31,933	1970	7/28/1998	15 - 40 Yrs
San Francisco –Union Square, CA (f)	(j)	8,466	73,684	(434)	48,475	8,032	122,159	130,191	28,291	1970	7/28/1998	15 - 40 Yrs
Santa Barbara – Goleta, CA (e)	14,946	1,683	14,647	4	1,579	1,687	16,226	17,913	4,914	1969	7/28/1998	15 - 40 Yrs
Santa Monica Beach – at the Pier, CA (e)	27,197	10,200	16,580	—	337	10,200	16,917	27,117	2,884	1967	3/11/2004	15 - 40 Yrs
Toronto - Airport, Canada (e)	(j)	—	21,041	—	17,556	—	38,597	38,597	12,942	1970	7/28/1998	15 - 40 Yrs
Toronto - Yorkdale, Canada (e)	(j)	1,566	13,633	829	15,199	2,395	28,832	31,227	10,326	1970	7/28/1998	15 - 40 Yrs
Wilmington, DE (c)	7,800	1,379	12,487	—	11,190	1,379	23,677	25,056	7,485	1972	3/20/1998	15 - 40 Yrs
Boca Raton, FL (a)	10,875	1,868	16,253	—	3,163	1,868	19,416	21,284	7,724	1989	2/28/1996	15 - 40 Yrs
Deerfield Beach – Resort & Spa, FL (a)	28,420	4,523	29,443	68	6,131	4,591	35,574	40,165	12,243	1987	1/3/1996	15 - 40 Yrs

FELCOR LODGING LIMITED PARTNERSHIP
Schedule III – Real Estate and Accumulated Depreciation – (continued)
as of December 31, 2010
(in thousands)

		Initial Cost		Cost Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period						
Location	Encumbrances	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements	Total	Accumulated Depreciation Buildings & Improvements	Year Opened	Date Acquired	Life Upon Which Depreciation is Computed
Ft. Lauderdale – 17th Street, FL (a)	$ 19,691	$ 5,329	$ 47,850	(163)	$ 4,955	$ 5,166	$ 52,805	$ 57,971	$ 19,224	1986	1/3/1996	15 - 40 Yrs
Ft. Lauderdale – Cypress Creek, FL (b)	13,862	3,009	26,177	—	2,592	3,009	28,769	31,778	9,065	1986	5/4/1998	15 - 40 Yrs
Jacksonville – Baymeadows, FL (a)	23,590	1,130	9,608	—	7,993	1,130	17,601	18,731	6,410	1986	7/28/1994	15 - 40 Yrs
Miami – International Airport, FL (a)	18,292	4,135	24,950	—	5,954	4,135	30,904	35,039	10,509	1983	1/3/1996	15 - 40 Yrs
Orlando – International Airport, FL (e)	8,670	2,549	22,188	6	3,011	2,555	25,199	27,754	8,209	1984	7/28/1998	15 - 40 Yrs
Orlando – International Drive South/Convention, FL (a)	19,975	1,632	13,870	—	3,067	1,632	16,937	18,569	6,737	1985	7/28/1994	15 - 40 Yrs
Orlando (North), FL (a)	(j)	1,673	14,218	(18)	8,332	1,655	22,550	24,205	8,745	1985	7/28/1994	15 - 40 Yrs
Orlando – Walt Disney World Resort, FL (c)	(j)	—	28,092	—	1,639	—	29,731	29,731	11,653	1987	7/28/1997	15 - 40 Yrs
St. Petersburg – Vinoy Resort & Golf Club, FL (d)	—	—	100,823	—	3,715	—	104,538	104,538	8,492	1925	12/16/2007	15 - 40 Yrs
Tampa – Tampa Bay, FL (c)	12,950	2,142	18,639	1	2,828	2,143	21,467	23,610	7,296	1986	7/28/1997	15 - 40 Yrs
Atlanta – Airport, GA (a)	11,947	2,568	22,342	—	2,922	2,568	25,264	27,832	7,718	1989	5/4/1998	15 - 40 Yrs
Atlanta – Buckhead, GA (a)	34,584	7,303	38,996	(300)	2,811	7,003	41,807	48,810	14,538	1988	10/17/1996	15 - 40 Yrs
Atlanta – Galleria, GA (b)	17,328	5,052	28,507	—	1,911	5,052	30,418	35,470	10,220	1990	6/30/1997	15 - 40 Yrs
Atlanta – Gateway-Atlanta Airport, GA (b)	(j)	5,113	22,857	—	1,889	5,113	24,746	29,859	8,063	1986	6/30/1997	15 - 40 Yrs
Chicago – Gateway – O'Hare, IL (b)	—	8,178	37,043	—	4,263	8,178	41,306	49,484	12,804	1994	6/30/1997	15 - 40 Yrs
Indianapolis – North, IN (a)	11,321	5,125	13,821	—	7,492	5,125	21,313	26,438	9,195	1986	8/1/1996	15 - 40 Yrs
Lexington – Lexington Green, KY (g)	17,721	1,955	13,604	—	870	1,955	14,474	16,429	5,216	1987	1/10/1996	15 - 40 Yrs
Baton Rouge, LA (a)	12,079	2,350	19,092	1	2,335	2,351	21,427	23,778	7,711	1985	1/3/1996	15 - 40 Yrs
New Orleans – Convention Center, LA (a)	27,770	3,647	31,993	—	8,438	3,647	40,431	44,078	15,451	1984	12/1/1994	15 - 40 Yrs
New Orleans – French Quarter, LA (e)	(j)	—	50,732	—	9,473	—	60,205	60,205	19,053	1969	7/28/1998	15 - 40 Yrs
Boston – at Beacon Hill, MA(e)	(j)	—	45,192	—	9,028	—	54,220	54,220	22,000	1968	7/28/1998	15 - 40 Yrs
Boston – Copley Plaza, MA(h)	—	27,600	62,500	—	44	27,600	62,544	90,144	521	1912	8/18/2010	15 - 40 Yrs
Boston – Marlborough, MA (a)	20,544	948	8,143	761	14,608	1,709	22,751	24,460	7,770	1988	6/30/1995	15 - 40 Yrs

FELCOR LODGING LIMITED PARTNERSHIP
Schedule III – Real Estate and Accumulated Depreciation – (continued)
as of December 31, 2010
(in thousands)

Location	Encumbrances	Initial Cost Land	Initial Cost Building and Improvements	Cost Capitalized Subsequent to Acquisition Land	Cost Capitalized Subsequent to Acquisition Building and Improvements	Gross Amounts at Which Carried at Close of Period Land	Gross Amounts at Which Carried at Close of Period Building and Improvements	Total	Accumulated Depreciation Buildings & Improvements	Year Opened	Date Acquired	Life Upon Which Depreciation is Computed
Baltimore – at BWI Airport, MD(a)	$ 21,229	$ 2,568	$ 22,433	$ (2)	$ 3,694	$ 2,566	$ 26,127	28,693	8,748	1987	3/20/1997	15 - 40 Yrs
Bloomington, MN (a)	18,350	2,038	17,731	—	3,111	2,038	20,842	22,880	6,851	1980	2/1/1997	15 - 40 Yrs
Minneapolis – Airport, MN (a)	19,517	5,417	36,508	24	2,125	5,441	38,633	44,074	14,210	1986	11/6/1995	15 - 40 Yrs
St Paul – Downtown, MN (a)	—	1,156	17,315	—	1,726	1,156	19,041	20,197	6,902	1983	11/15/1995	15 - 40 Yrs
Charlotte – SouthPark, NC (c)	18,152	1,458	12,681	—	3,245	1,458	15,926	17,384	3,638	N/A	7/12/2002	15 - 40 Yrs
Raleigh/Durham, NC (c)	17,290	2,124	18,476	—	2,307	2,124	20,783	22,907	6,897	1987	7/28/1997	15 - 40 Yrs
Philadelphia – Historic District, PA (e)	26,298	3,164	27,535	7	9,403	3,171	36,938	40,109	12,553	1972	7/28/1998	15 - 40 Yrs
Philadelphia – Society Hill, PA (b)	43,184	4,542	45,121	—	7,872	4,542	52,993	57,535	16,560	1986	10/1/1997	15 - 40 Yrs
Pittsburgh – at University Center (Oakland), PA (e)	14,753	—	25,031	—	3,018	—	28,049	28,049	9,028	1988	11/1/1998	15 - 40 Yrs
Charleston – Mills House, SC (e)	25,538	3,251	28,295	7	5,021	3,258	33,316	36,574	9,615	1982	7/28/1998	15 - 40 Yrs
Myrtle Beach – Oceanfront Resort, SC (a)	(j)	2,940	24,988	—	5,501	2,940	30,489	33,429	9,946	1987	12/5/1996	15 - 40 Yrs
Myrtle Beach Resort (g)	21,296	9,000	19,844	6	29,520	9,006	49,364	58,370	9,163	1974	7/23/2002	15 - 40 Yrs
Nashville – Airport – Opryland Area, TN (a)	18,698	1,118	9,506	—	1,502	1,118	11,008	12,126	4,930	1985	7/28/1994	15 - 40 Yrs
Nashville – Opryland – Airport (Briley Parkway), TN (e)	(j)	—	27,734	—	3,271	—	31,005	31,005	12,802	1981	7/28/1998	15 - 40 Yrs
Austin, TX (c)	8,510	2,508	21,908	—	2,860	2,508	24,768	27,276	8,574	1987	3/20/1997	15 - 40 Yrs
Corpus Christi, TX (a)	7,501	1,113	9,618	51	4,491	1,164	14,109	15,273	4,951	1984	7/19/1995	15 - 40 Yrs
Dallas – DFW International Airport South, TX (a)	19,302	4,041	35,156	—	1,167	4,041	36,323	40,364	10,907	1985	7/28/1998	15 - 40 Yrs
Dallas – Love Field, TX (a)	16,500	1,934	16,674	—	3,344	1,934	20,018	21,952	7,353	1986	3/29/1995	15 - 40 Yrs
Dallas – Market Center, TX (a)	(j)	2,560	23,751	—	2,388	2,560	26,139	28,699	8,543	1980	6/30/1997	15 - 40 Yrs
Dallas – Park Central, TX (i)	—	4,513	43,125	762	7,865	5,275	50,990	56,265	16,558	1983	6/30/1997	15 - 40 Yrs
Houston - Medical Center, TX (e)	22,579	—	22,027	—	5,004	—	27,031	27,031	7,980	1984	7/28/1998	15 - 40 Yrs
San Antonio - International Airport, TX (e)	23,800	3,351	29,168	(185)	3,915	3,166	33,083	36,249	10,590	1981	7/28/1998	15 - 40 Yrs
Burlington Hotel & Conference Center, VT (b)	30,710	3,136	27,283	(2)	2,751	3,134	30,034	33,168	9,665	1967	12/4/1997	15 - 40 Yrs
	$ 918,617	$ 248,681	$ 1,976,817	$1,423	$ 382,129	$250,104	$ 2,358,946	$2,609,050	$ 729,420			

FELCOR LODGING LODGING LIMITED PARTNERSHIP
Schedule III – Real Estate and Accumulated Depreciation – (continued)
as of December 31, 2010
(in thousands)

(a)   Embassy Suites Hotel
(b)   Sheraton
(c)   Doubletree Guest Suites
(d)   Renaissance Resort
(e)   Holiday Inn
(f)   Marriott
(g)   Hilton
(h)   Fairmont
(i)   Westin
(j)   This hotel provides collateral for our $636 million senior notes due in October 2014.

	Year Ended December 31,		
	2010	**2009**	**2008**
Reconciliation of Land and Buildings and Improvements			
Balance at beginning of period	$ 2,541,962	$ 2,586,034	$ 2,542,784
Additions during period:			
Acquisitions	90,100	—	—
Improvements	22,863	51,895	43,250
Deductions during period:			
Disposition of properties	—	(95,967)	—
Foreclosures	(45,875)	—	—
Balance at end of period before impairment charges	2,609,050	2,541,962	2,586,034
Cumulative impairment charges on real estate assets owned at end of period	(179,477)	(49,680)	(101,424)
Balance at end of period	$ 2,429,573	$ 2,492,282	$ 2,484,610
Reconciliation of Accumulated Depreciation			
Balance at beginning of period	$ 672,160	$ 629,920	$ 567,954
Additions during period:			
Depreciation for the period	71,821	69,408	61,966
Deductions during period:			
Disposition of properties	(14,561)	(27,168)	—
Balance at end of period	$ 729,420	$ 672,160	$ 629,920

Exhibit 99.2

Royalton LLC and Morgans Holdings LLC

Combined Financial Statements
Year Ended December 31, 2010 and Three Months Ended March 31, 2011 and 2010 (unaudited)

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Royalton LLC and Morgans Holdings LLC
Combined Financial Statements

Year Ended December 31, 2010 and Three Months Ended March 31, 2011 and 2010 (unaudited)

Contents



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
100 Park Avenue
New York, NY 10017
USA

Report of Independent Registered Accounting Firm

To the Member of
Royalton LLC and Morgans Holdings LLC:

We have audited the accompanying combined balance sheet of Royalton LLC and Morgans Holdings LLC (the "Company"), a Delaware limited company, as of December 31, 2010 and the related combined statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Royalton LLC and Morgans Holdings LLC at December 31, 2010, and the combined results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the accompanying balance sheets of Royalton LLC and Morgans Holdings LLC (the "Company"), a Delaware limited company, as of March 31, 2011 and 2010 and the related statements of operations and cash flows for the three month periods then ended, in accordance with the Statements on Standards for Accounting and Review issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the Company's management.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
August 25, 2011

Royalton LLC and Morgans Holdings LLC

Combined Balance Sheets
(in thousands)

	December 31, 2010		March 31, 2011 (unaudited)	
Assets				
Property and equipment, net	$	98,852	$	97,148
Cash and cash equivalents		231		254
Accounts receivable, net		1,361		992
Related party receivables		838		1,171
Prepaid expenses and other assets		2,455		1,682
Total assets	$	103,737	$	101,247
Liabilities and Member's Equity				
Liabilities:				
Accounts payable and accrued liabilities	$	2,373	$	2,539
Related party payables		4,441		4,531
Total liabilities		6,814		7,070
Commitments and contingencies				
Member's equity		96,923		94,177
Total liabilities and member's equity	$	103,737	$	101,247

See accompanying notes to combined financial statements.

Royalton LLC and Morgans Holdings LLC

Combined Statements of Operations
(in thousands)

		Year ended December 31, 2010	Three months ended March 31, 2011 (unaudited)	Three months ended March 31, 2010 (unaudited)
Revenues:				
Rooms	$	**25,719** $	**4,992** $	**5,069**
Food and beverage		**5,012**	**1,225**	**1,402**
Other hotel		**1,409**	**354**	**346**
Total revenues		**32,140**	**6,571**	**6,817**
Operating costs and expenses:				
Rooms		**9,586**	**2,446**	**2,363**
Food and beverage		**6,363**	**1,592**	**1,593**
Other departmental		**398**	**108**	**96**
Management fee		**1,261**	**254**	**267**
Hotel selling, general and administrative		**5,310**	**1,435**	**1,338**
Repairs and maintenance		**1,989**	**446**	**476**
Energy		**1,236**	**315**	**295**
Property taxes, insurance and other		**3,341**	**736**	**870**
Depreciation and amortization		**7,734**	**1,978**	**1,910**
Restructuring, development and disposal costs		**260**	**7**	**—**
Total operating costs and expenses		**37,478**	**9,317**	**9,208**
Operating loss		**(5,338)**	**(2,746)**	**(2,391)**
Non-operating expense		**10**	**—**	**19**
Net loss	$	**(5,348)** $	**(2,746)** $	**(2,410)**

See accompanying notes to combined financial statements.

Royalton LLC and Morgans Holdings LLC

Combined Statement of Changes in Member's Equity
(in thousands)

Year ended December 31, 2010		Member's Equity
Balance, December 31, 2009	$	91,916
Contributions		10,355
Net loss		(5,348)
Balance, December 31, 2010	**$**	**96,923**

See accompanying notes to combined financial statements.

Royalton LLC and Morgans Holdings LLC

Combined Statements of Cash Flows
(in thousands)

	Year ended December 31, 2010	Three months ended March 31, 2011 (unaudited)	Three months ended March 31, 2010 (unaudited)
Cash flows from operating activities:			
Net loss	$ (5,348)	$ (2,746)	$ (2,410)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	7,734	1,978	1,910
Changes in assets and liabilities:			
Accounts receivable	(18)	369	311
Related party receivables	(720)	(333)	24
Prepaid expenses and other assets	(82)	773	819
Accounts payable and accrued liabilities	18	166	338
Related party payables	730	90	(522)
Net cash provided by operating activities	2,314	297	470
Cash flows from investing activities:			
Additions to property and equipment	(2,346)	(274)	(163)
Net cash used in investing activities	(2,346)	(274)	(163)
Net (decrease) increase in cash and cash equivalents	(32)	23	307
Cash and cash equivalents, beginning of period	263	231	263
Cash and cash equivalents, end of period	$ 231	$ 254	$ 570
Non cash financing activities are as follows:			
Conversion of related party payables to equity	$ 10,355	$ —	$ —

See accompanying notes to combined financial statements.

Royalton LLC and Morgans Holdings LLC

Notes to Combined Financial Statements

Year Ended December 31, 2010 and Three Months Ended
March 31, 2011 and 2010 (unaudited)

1. Organization and Business

Royalton LLC ("Royalton"), a Delaware limited liability company that was formed in March 1996, and Morgans Holding LLC ("Morgans"), a Delaware limited liability company that was formed in July 1998, are both wholly-owned subsidiaries of Morgans Hotel Group Co. ("MHG"), a publicly-held company.

Royalton owns the Royalton Hotel in New York, New York, which has 168 rooms and food and beverage operations. Morgans owns the Morgans Hotel in New York, New York, which has 114 rooms.

The combined financial statements include the results of the operations of Morgans and Royalton (collectively, the "Company").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in combination. The Company's management has performed a review of subsequent events through August 25, 2011, the date the financial statements were issued.

The combined financial statements for the three months ended March 31, 2011 and 2010 have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. The information furnished in the combined financial statements for the three months ended March 31, 2011 and 2010 reflects all adjustments that, in the opinion of management, are necessary for a fair presentation of the aforementioned combined financial statements for the interim periods. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Royalton LLC and Morgans Holdings LLC

Notes to Combined Financial Statements

Year Ended December 31, 2010 and Three Months Ended
March 31, 2011 and 2010 (unaudited)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase.

Accounts Receivable

Accounts receivable are carried at their estimated recoverable amount, net of allowances. Management provides for the allowance based on a percentage of aged receivables and assesses accounts receivable on a periodic basis to determine if any additional amounts will potentially be uncollectible. After all attempts to collect accounts receivable are exhausted, the uncollectible balances are written off against the allowance. The allowance for doubtful accounts is immaterial for all periods presented.

Property and Equipment

Building and building improvements are depreciated on a straight-line method over their estimated useful life of 39.5 years. Furniture, fixtures and equipment are depreciated on a straight-line method using 5 years.

Cost of significant improvements, including real estate taxes, insurance, and interest, during the construction periods are capitalized.

Impairment of Long-Lived Assets

In accordance with Accounting Standards Codification ("ASC") 360-10, "Property, Plant and Equipment" ("ASC 360-10"), long-lived assets currently in use are reviewed periodically for possible impairment and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Company reviews its long-lived assets for impairment at least annually or when specific triggering events occur, as required by ASC 360-10.

The Company evaluates the recoverability of its long-lived assets by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated for such assets. When events or changes in circumstances indicate that an asset's carrying value may not be recoverable, the Company determines the impairment charge by referring to the asset's estimated future cash flows. In this analysis of fair values, the Company uses discounted cash flow analysis to estimate the fair value of the property taking into account expected cash flow from operations, holding period and net proceeds from disposition of the property. The factors the Company addresses in determining estimated net proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. There were no impairment write-downs during the year ended December 31, 2010 or the three months ended March 31, 2011 and 2010, respectively.

Revenue Recognition

Revenues are derived from lodging, food and beverage and related services provided to hotel customers such as telephone, minibar and rental income from tenants. Revenues are recognized when the amounts are earned and can be reasonably estimated. These revenues are recorded net of taxes collected from customers and remitted to government authorities and are recognized as the related services are delivered. Rental revenue includes the base rent recorded on a straight-line basis over the term of the related lease agreement.

Concentration of Credit Risk

The Company places its temporary cash investments in high credit financial instruments. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. The Company has never experienced any losses related to these balances. All of the Company's noninterest-bearing cash balances are fully insured at March 31, 2011 and December 31, 2010 due to a temporary Federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the Company's noninterest-bearing cash balances may again exceed Federally insured limits.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred and are included in hotel selling, general and administrative expenses in the accompanying combined statements of operations. These costs amounted to approximately $1.5 million for the year ended December 31, 2010 and approximately $.5 million and $.4 million for the three months ended March 31, 2011 and 2010, respectively.

Income Taxes

The Company is a limited liability company, which is treated similarly to partnerships for tax reporting purposes. Accordingly, Federal, state and local income taxes have not been provided for in the accompanying combined financial statements, as the member is responsible for reporting its allocable share of the Company's income, gains, deductions, losses and credits on its individual income tax returns.

Royalton LLC and Morgans Holdings LLC

Notes to Combined Financial Statements

Year Ended December 31, 2010 and Three Months Ended
March 31, 2011 and 2010 (unaudited)

The Company has not identified any unsubstantiated tax position that would require provision of a liability under ASC 740-10, "Income Taxes". The Company's tax returns for the years 2009, 2008, 2007 and 2006 are consolidated with its parent company and are subject to review by the Internal Revenue Service.

Fair Value of Financial Instruments

ASC 820-10, "Fair Value Measurements and Disclosures" ("ASC 820-10"), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820-10 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.
ASC 820-10 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820-10 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Certain of the Company's assets and liabilities meet the definition of financial instruments in accordance with ASC 820. Management believes the carrying amounts of these financial instruments approximates their fair value at March 31, 2011 and December 31, 2010 due to the short-term maturity of these items.

3. Property and Equipment, Net

Property and equipment, net consists of the following (*in thousands*):

	As of December 31, 2010		As of March 31, 2011 (unaudited)
Land	$	20,544	$ 20,544
Building and building improvements		97,505	97,510
Furniture, fixtures and equipment		23,568	23,837
Total		141,617	141,891
Less: accumulated depreciation		(42,765)	(44,743)
Property and equipment, net	$	98,852	$ 97,148

4. Related Party Transactions

Morgans Hotel Group Management LLC ("MHGM"), an affiliate of MHG, charges a management fee to the hotels equal to 4% of gross revenues, as defined. Management fees incurred in 2010 amounted to approximately $1.3 million and approximately $.3 million and $.3 million for the three months ended March 31, 2011 and 2010, respectively.

MHGM, under the management contract, is also entitled to reimbursements of allocable chain services, which currently equal 2.5% of gross revenues. The chain reimbursements in 2010 amounted to approximately $.8 million and $.2 million and $.2 million for the three months ended March 31, 2011 and 2010, respectively and are included in the hotel selling, general and administrative expenses in the accompanying combined statement of operations.

MHG sweeps available excess cash to a corporate cash account and releases funds as they are needed by the Company. Included in related party payable is approximately $4.1 million and $3.9 million as of March 31, 2011 and December 31, 2010, respectively, related to this cash management system. In January 2010, MHG forgave approximately $10.3 million of these related party payables, which was recorded as a non cash equity contribution on the books of the Royalton hotel.

At March 31, 2011 and December 31, 2010, the Company had $1.2 million and $.8 million, respectively, of receivables from certain affiliates included in related party receivables.

Royalton LLC and Morgans Holdings LLC

Notes to Combined Financial Statements

Year Ended December 31, 2010 and Three Months Ended March 31, 2011 and 2010 (unaudited)

At March 31, 2011 and December 31, 2010, the Company had $.4 million and $.5 million, respectively, of payables to certain affiliates included in related party payables.

Morgans leases space to SC Madison LLC ("SC Madison"), an affiliate of MHG, that runs the food and beverage operations at the Morgans hotel.

Future minimum lease payments due to the Company under this lease as of December 31, 2010 are as follows (in thousands):

2011	$	279
2012		279
2013		279
2014		279
2015		279
Thereafter		418
Total	$	1,813

Future minimum lease payments do not include amounts for renewal periods or amounts that may be paid for percentage rent, real estate taxes and other operating costs.

5. Commitments and Contingencies

Revolving Credit Facility

MHG has a revolving credit facility which is secured by the mortgages of Royalton and Morgans and Delano South Beach, another of MHG's wholly-owned hotels. Total availability under the revolving credit facility as of December 31, 2010 was $117.4 million, of which the outstanding principal balance was $26 million, and approximately $2.0 million of letters of credit were posted, all allocated to the tranche secured by Delano South Beach. Total availability under the revolving credit facility as of March 31, 2011 was $116.4 million, of which the outstanding principal balance was $37.7 million, and approximately $1.2 million of letters of credit were posted, all allocated to the tranche secured by Delano South Beach.

Litigation

The Company is involved in various lawsuits and administrative action in the normal course of business. In management's opinion, disposition of these lawsuits is not expected to have a material adverse effect on the Company's business, operating results or financial condition.

Royalton LLC and Morgans Holdings LLC

Notes to Combined Financial Statements

Year Ended December 31, 2010 and Three Months Ended
March 31, 2011 and 2010 (unaudited)

Environmental

As a holder of real estate, the Company is subject to various environmental laws of Federal and local governments. Compliance by the Company with existing laws has not had an adverse effect on the Company and management does not believe that it will have a material adverse impact in the future. However, the Company cannot predict the impact of new or changed laws or regulations on its current investment or on investments that may be made in the future.

Multi-employer Retirement Plan

The Company's employees are subject to collective bargaining agreements. The Company is a participant, through these collective bargaining agreements, in multi-employer defined contribution retirement plans in New York. Plan contributions are based on a percentage of employee wages, according to the provisions of the various labor contracts. The Company's contributions to the multi-employer retirement plans relating to Royalton and Morgans employees amounted to approximately $.4 million for the year ended December 31, 2010 and $.1 million and $.1 million for the three months ended March 31, 2011 and 2010, respectively, for these plans. Under the Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, an employer is liable upon withdrawal from or termination of a multi-employer plan for its proportionate share of the plan's unfunded vested benefits liability. Based on information provided by the administrators of the majority of these multi-employer plans, the Company does not believe there is any significant amount of unfunded vested liability under these plans.

6. Subsequent Event

On May 23, 2011, MHG sold the Royalton and Morgans for $140 million to an affiliate of FelCor Lodging Trust, Incorporated. MHGM will continue to operate the hotels under 15-year management agreements with one 10-year extension option. MHG used the portion of the proceeds to retire its revolving credit facility. The hotels, along with the Delano hotel, were collateral for the revolving credit facility, which terminated upon the sale of the properties.